FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached Banco de Chile’s Financial Statements with notes for the Second Quarter of 2012.

BANCO DE CHILE AND SUBSIDIARIES

Index

I.	Interim Condensed Consolidated Statements of Financial Position
II.	Interim Condensed Consolidated Statements of Comprehensive Income
III.	Interim Condensed Consolidated Statements of Changes in Equity
IV.	Interim Condensed Consolidated Statements of Cash Flows
V.	Notes to the Interim Condensed Consolidated Financial Statements

	Ch$ or CLP	=	Chilean pesos
	MCh$	=	Millions of Chilean pesos
	US$ or USD	=	U.S. dollars
	ThUS$	=	Thousands of U.S. dollars
	JPY	=	Japanese yen
	EUR	=	Euro
	MXN	=	Mexican pesos
	U.F. or CLF	=	Unidad de fomento
(The unidad de fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).

	IFRS	=	International Financial Reporting Standards
	IAS	=	International Accounting Standards
	RAN	=	Compilation of Norms of the Chilean Superintendency of Banks
	IFRIC	=	International Financial Reporting Interpretations Committee
	SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June	December	June
		2012	2011	2011
	Notes	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	7	768,328	881,146	1,133,971
Transactions in the course of collection	7	484,773	373,639	516,476
Financial assets held-for-trading	8	370,945	301,771	364,461
Receivables from Repurchase agreements and Security Borrowing	9	41,027	47,981	94,694
Derivative instruments	10	343,975	385,688	385,433
Loans and advances to banks	11	331,180	648,425	391,176
Loans to customers, net	12	17,970,558	16,993,303	15,485,499
Financial assets available-for-sale	13	1,513,313	1,468,898	1,200,350
Financial assets held-to-maturity	13	—	—	—
Investments in other companies	14	15,498	15,418	14,125
Intangible assets	15	34,247	35,517	35,547
Property and equipment	16	207,736	207,888	205,973
Current tax assets	17	1,550	1,407	6,619
Deferred tax assets	17	113,639	116,282	111,132
Other assets	18	283,703	263,584	305,194
TOTAL ASSETS		22,480,472	21,740,947	20,250,650
LIABILITIES
Current accounts and other demand deposits	19	5,094,930	4,895,426	4,781,492
Transactions in the course of payment	7	267,312	155,424	316,704
Payables from Repurchase Agreements and Security Lending	9	290,208	223,202	273,370
Savings accounts and time deposits	20	9,341,168	9,282,324	8,450,305
Derivative instruments	10	408,233	429,913	403,211
Borrowings from financial institutions	21	1,435,215	1,690,939	1,674,490
Debt issued	22	3,032,199	2,388,341	1,912,870
Other financial obligations	23	153,503	184,785	163,830
Current tax liabilities	17	12,272	4,502	1,150
Deferred tax liabilities	17	22,736	23,213	31,401
Provisions	24	344,463	457,938	302,748
Other liabilities	25	282,508	265,765	303,998
TOTAL LIABILITIES		20,684,747	20,001,772	18,615,569

EQUITY	27
Attributable to Bank’s Owners:
Capital		1,509,994	1,436,083	1,402,711
Reserves		177,574	119,482	119,482
Other comprehensive income		7,443	(2,075)	6,624
Retained earnings:
Retained earnings from previous periods		16,379	16,379	16,091
Income for the period		228,125	428,805	230,910
Less:
Provision for minimum dividends		(143,791)	(259,501)	(140,738)
Subtotal		1,795,724	1,739,173	1,635,080
Non-controlling interests		1	2	1

TOTAL EQUITY		1,795,725	1,739,175	1,635,081
TOTAL LIABILITIES AND EQUITY		22,480,472	21,740,947	20,250,650

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME

For the six-months ended June 30, 2012 and 2011

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June 2012	June 2011
	Notes	MCh$	MCh$
A. CONSOLIDATED STATEMENT OF INCOME

Interest revenue	28	829,313	707,051
Interest expense	28	(354,250)	(271,116)
Net interest income		475,063	435,935

Income from fees and commissions	29	183,933	187,946
Expenses from fees and commissions	29	(32,361)	(28,439)
Net fees and commission income		151,572	159,507

Net financial operating income	30	11,337	12,052
Foreign exchange transactions, net	31	15,570	9,494
Other operating income	36	10,366	13,217
Total operating revenues		663,908	630,205

Provisions for loan losses	32	(97,235)	(63,220)
OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		566,673	566,985

Personnel expenses	33	(152,403)	(139,168)
Administrative expenses	34	(115,830)	(110,964)
Depreciation and amortization	35	(15,524)	(15,397)
Impairment	35	(130)	(3)
Other operating expenses	37	(27,961)	(40,026)
TOTAL OPERATING EXPENSES		(311,848)	(305,558)

NET OPERATING INCOME		254,82	261,427

Income attributable to associates	14	874	1,694
Income before income tax		255,699	263,121
Income tax
	17	(27,574)	(32,211)
NET INCOME FOR THE PERIOD		228,125	230,910

Attributable to:
Bank’s Owners		228,125	230,910
Non-controlling interests		—	—

		Ch$	Ch$
Net income per share attributable to Bank’s Owners:
Basic net income per share	27	2.62	2.74
Diluted net income per share	27	2.62	2.74

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME

For the six-months ended June 30, 2012 and 2011

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June 2012	June 2011
	Notes	MCh$	MCh$
B. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

NET INCOME FOR THE PERIOD		228,125	230,910

OTHER COMPREHENSIVE INCOME

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available for sale instruments	13	10,646	938
Gains and losses on derivatives held as cash flow hedges		901	—
Cumulative translation adjustment		(27)	4
Other comprehensive income before income taxes		11,520	942

Income tax related to other comprehensive income	17	(2,000)	(188)

Total other comprehensive income		9,520	754

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		237,645	231,664

Attributable to:
Bank’s owners		237,645	231,664
Non-controlling interest		—	—

		Ch$	Ch$
Comprehensive net income per share attributable to Bank’s owners:
Basic net income per share		2.73	2.75
Diluted net income per share		2.73	2.75

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30, 2011 and 2012

 (Translation of financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
		Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available- for- sale	Derivatives cash flow hedge	Cumulative translation adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2010		1,158,752	32,256	55,130	5,974	—	(104)	16,091	378,529	(242,503)	1,404,125	2	1,404,127
Capitalization of retained earnings	27	67,217	—	—	—	—	—	—	(67,217)	—	—	—	—
Retention (released) earnings	27	—	—	32,096	—	—	—	—	(32,096)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(279,216)	242,503	(36,713)	(1)	(36,714)
Other comprehensive income:
Cumulative translation adjustment		—	—	—	—	—	4	—	—	—	4	—	4
Valuation adjustment on available-for-sale instruments, net		—	—	—	750	—	—	—	—	—	750	—	750
Capital increase	27	176,742	—	—	—	—	—	—	—	—	176,742	—	176,742
Income for the period 2011		—	—	—	—	—	—	—	230,910	—	230,910	—	230,910
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(140,738)	(140,738)	—	(140,738)
Balances as of June 30, 2011		1,402,711	32,256	87,226	6,724	—	(100)	16,091	230,910	(140,738)	1,635,080	1	1,635,081

Balances as of December 31, 2011		1,436,083	32,256	87,226	(1,644)	(395)	(36)	16,379	428,805	(259,501)	1,739,173	2	1,739,175
Capitalization of retained earnings	27	73,911	—	—	—	—	—	—	(73,911)	—	—	—	—
Retention (released) earnings	27	—	—	58,092	—	—	—	—	(58,092)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(296,802)	259,501	(37,301)	(1)	(37,302)
Other comprehensive income:
Cumulative translation adjustment		—	—	—	—	—	(27)	—	—	—	(27)	—	(27)
Cash flow hedge adjustment, net		—	—	—	—	741	—	—	—	—	741	—	741
Valuation adjustment on available-for-sale instruments (net)		—	—	—	8,804	—	—	—	—	—	8,804	—	8,804
Income for the period 2012		—	—	—	—	—	—	—	228,125	—	228,125	—	228,125
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(143,791)	(143,791)	—	(143,791)
Balances as of June 30, 2012		1,509,994	32,256	145,318	7,160	346	(63)	16,379	228,125	(143,791)	1,795,724	1	1,795,725

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-months ended June 30, 2012 and 2011

 (Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June 2012	June 2011
	Notes	MCh$	MCh$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income for the period		228,125	230,910
Items that do not represent cash flows:
Depreciation and amortization	35	15,524	15,397
Impairment of property and equipment	35	130	3
Provision for loan losses	32	114,978	78,487
Provision of contingent loans	32	2,559	6,678
Fair value adjustment of financial assets held-for-trading		794	(163)
(Income) loss attributable to investments in other companies	14	(715)	(1,553)
(Income) loss sales of assets received in lieu of payment	36	(3,966)	(2,723)
(Income) loss on sales of property and equipment		(95)	(1,269)
(Increase) decrease in other assets and liabilities		(5,281)	29,969
Charge-offs of assets received in lieu of payment	37	1,052	1,855
Other credits (debits) that do not represent cash flows		(27,015)	(33,190)
Net changes in interest and fee accruals		2,506	18,692
Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		316,933	(40,074)
(Increase) decrease in loans to customers		(1,035,656)	(1,481,098)
(Increase) decrease in financial assets held-for-trading, net		(52,653)	(85,969)
(Increase) decrease in deferred taxes, net	17	2,166	5,136
Increase (decrease)in current account and other demand deposits		200,097	334,797
Increase (decrease) in payables from repurchase agreements and security lending		38,233	176,841
Increase (decrease) in savings accounts and time deposits		40,278	705,766
Proceeds from sale of assets received in lieu of payment		5,254	3,837
Total cash flows provided by operating activities		(156,752)	(37,671)

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
(Increase) decrease in financial assets available for sale, net		193,358	(81,024)
Purchases of property and equipment	16	(10,280)	(10,007)
Proceeds from sales of property and equipment		119	1,638
Purchases of intangible assets	15	(3,985)	(4,239)
Investments in other companies	14	(34)	—
Dividends received from investments in other companies	14	915	746
Total cash flows provided by investing activities		180,093	(92,886)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Repayment of mortgage finance bonds		(14,149)	(20,219)
Proceeds from bond issuances	22	656,214	164,441
Redemption of bond issuances		(30,028)	(17,093)
Subscription and payment of shares		—	176,742
Dividends paid		(296,802)	(279,216)
Increase (decrease) in borrowings from financial institutions		97,582	3,649
Increase (decrease) in other financial obligations		(29,022)	(11,323)
Increase (decrease) in borrowings from Central Bank of Chile		(22,793)	—
Borrowings from Central Bank (long-term)		—	34
Payment of borrowings from Central Bank of Chile (long-term)		(32)	(43)
Long-term foreign borrowings		315,938	562,604
Payment of long-term foreign borrowings		(641,153)	(175,766)
Other long-term borrowings		341	2,168
Payment of other long-term borrowings		(2,694)	(6,098)
Total cash flows used in financing activities		33,402	399,880

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE PERIOD		56,743	269,323

Cash and cash equivalents at beginning of year	7	1,429,908	1,444,447
Cash and cash equivalents at end of period	7	1,486,651	1,713,770

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-months ended June 30, 2011 and 2012

 (Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

1.                   Company Information:

Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, was formed on October 28, 1893 in the city of Santiago, in the presence of the Notary Eduardo Reyes Lavalle.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF”), Since 2001, - when the bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (ADR) program, which is also registered at the London Stock Exchange — Banco de Chile additionally follows the regulations published by the United States Securities and Exchange Commission (“SEC”), Banco de Chile’s shares are also listed on the Latin American securities market of the Madrid Stock Exchange (“LATIBEX”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail.  Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund and investment management, factoring, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal domicile is Ahumada 251, Santiago, Chile and its Web site is www.bancochile.cl.

2.                   Legal provisions, basis of preparation and other information:

(a)                        Legal provisions:

The General Banking Law in its article N° 15 authorizes the Chilean Superintendency of Banks (SBIF) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards, and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants, that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (IASB). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal provisions, basis of preparation and other information, continued:

(b)                        Basis of consolidation:

(b.1)  The current Interim Condensed Consolidated Financial Statements for the six-months period ended June 30, 2012 have been prepared according to the Compendium of Accounting Standards, Chapter C-2 issued by the Superintendency of Banks and Financial Institutions and the International Financial Reporting Standard N°34 (“NIC 34”) “Intermediate Financial Information”.

According to NIC 34, the intermediate financial information is prepared solely with the intention of updating the content of the last annual Consolidated Financial Statements, putting emphasis on the new activities, events and circumstances occurred during the six-months period after period end and not duplicating the previous published information in the last Consolidated Financial Statements. Therefore, the current Financial Statements do not include all the complete information required for the Consolidated Financial statements according to the international accounting standards and international financial information agreed upon by the IASB, reason by which for a suitable understanding of the information that is included in these Financial Statements, they must be read along with the annual Consolidated Financial statements of Banco de Chile, corresponding to the annual exercise ended December 31, 2011.

b.2)  The following table details the entities in which the Bank —directly or indirectly— owns a controlling interest and that are therefore consolidated in these financial statements:

				Interest Owned
				Direct		Indirect		Total
				June	June	June	June	June	June
			Functional	2012	2011	2012	2011	2012	2011
Rut	Subsidiaries	Country	Currency	%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile		$99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile		$99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile		$99.83	99.83	0.17	0.17	100.00	100.00
96,894,740-0	Banchile Factoring S.A.	Chile		$99.75	99.75	0.25	0.25	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile		$99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile		$99.00	99.00	1.00	1.00	100.00	100.00
96,645,790-2	Socofin S.A.	Chile		$99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile		$99.00	99.00	1.00	1.00	100.00	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(c)                         Use of estimates and judgment

Preparing financial statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts.  Details on the use of estimates and judgment and their effect on the amounts recognized in the financial statement are included in the following notes:

1.         Goodwill valuation (Note 15);

2.         Useful lives of property and equipment and intangible assets (Notes 15 y 16);

3.         Income taxes and deferred taxes (Note 17);

4.         Provisions (Note 24);

5.         Commitments and contingencies (Note 26);

6.         Provision for loan losses (Note 32);

7.         Impairment of other financial assets (Note 35);

8.         Fair value of financial assets and liabilities (Note 39).

During the six months period ended June 30, 2012 there have been no significant changes to estimations made when preparing the Bank’s 2011 Annual Financial Statements, other than those indicated in these Interim Condensed Consolidated Financial Statements.

d)             Reclassification:

For comparative purposes, certain line items of the June 2011 Interim Condensed Consolidated Financial Statements have been reclassified.

e)              Comparison of the Information:

The information contained in these financial statements corresponding to year 2011 is presented, unique and exclusively, to compare with the information regarding the period of six-months ended June 30, 2012.

f)               Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Due to the nature of its business, the Bank and its subsidiaries’ activities do not have a cyclical or seasonal character. Accordingly, no specific details have been included on the notes to this Interim Condensed Consolidated Financial Statements.

g)             Relative Importance:

When determining the information to present on the different items from the financial statements or other subjects, in accordance with NIC 34, the Bank has considered the relative importance in relation to the financial statements of the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                   New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) but which have not come into effect as of June 30, 2012, as per the following detail:

IAS 1 Presentation of Financial Statements

The amendments to IAS 1 published by the IASB on June 16, 2011 require entities to group items presented in OCI on the basis of whether they are potentially recycled to profit or loss (ie reclassification adjustments). The amendments do not address which items are presented in OCI or which and when items are recycled through profit or loss, but reaffirm that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.  Entities are required to apply amendments in the annual periods beginning on or after July 1, 2012, or earlier.  Affect only the presentation, disclosure still evaluated.

On May 2012, incorporating amendments to IAS 1, in order to clarify the requirements to provide comparative information for:

a) The requirements comparative of the opening statement of financial position when an entity applies an accounting policy retrospectively, or makes a retrospective restatement or reclassification, according to IAS 8 Accounting policies, changes in accounting estimates and Errors.

b) The requirement to provide comparative information when an entity provides additional comparative information beyond the minimum comparative information requirements.

The amendment is applicable from January 1, 2013 and earlier application is permitted.  The amendment is applied retrospectively for any change accordance with the description in a) and b), for which currently has no impact for the Bank of Chile and its subsidiaries in their states consolidated financial statements.

IAS 16 Property, Plant and Equipment

The annual improvements to IFRS, issued in May 2012, provide amendments to IAS 16, to clarify the accounting of spare parts, stand-by equipment and servicing equipment.  The definition of “property, plant and equipment” in IAS 16 is now considered in determining whether these items should be accounted for under that standard.  The amendment proposes to delete if the spare parts and servicing equipment can be used only in connection with an item of property, plant and equipment, they are accounted for as property, plant and equipment.

The amendments must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2013, with early application permitted.  In Management’s opinion, the application of this standard will not have a significant effect on the consolidated financial statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                            New Accounting Pronouncements, continued:

IAS 19 Employee Benefits

The amendments to IAS 19 published by the IASB on June 16, 2011 eliminate the option to defer recognition of gains and losses (the ‘corridor method’), streamline the presentation of changes in assets and liabilities arising from defined benefit plans and enhance the disclosure requirements for defined benefit plans.  Entities are required to apply amendments in the annual periods beginning on or after January 1, 2013, or earlier.  To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

IAS 27 Separate Financial Statements

This standard amended in May 2011, and supersedes IAS 27 (2008).  The scope of this standard is restricted from this change only separate financial statements, as the concept related to the definition of control and consolidation were removed and included in IFRS 10.  Entities are required to apply amendments in the annual periods beginning on or after January 1, 2013, and early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 28.  According to the assessment carried out this policy change has no impact on the consolidated financial statements of Banco de Chile and its subsidiaries.

IAS 28 Investments in Associates and Joint Venture

This standard was reissued in May 2011, regulates the accounting treatment of application of the equity method to investments in joint ventures.  Entities are required to apply amendments in the annual periods beginning on or after January 1, 2013, and early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 27.   To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

IAS 32 Financial Instruments: Presentation

The amendments issued in December 2011, clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous.  The standard is effective for annual periods beginning on or after January 1, 2014 and early adoption is permitted.

In May 2012, the amendments removes a perceived inconsistency between IAS 32 and IAS 12 and indicating that the income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction should be accounted for in accordance with IAS 12 “Income Taxes”.

This amendment shall apply retroactively for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.

To date, Banco de Chile and its subsidiaries are evaluating the potential impact that its adoption will have on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                            New Accounting Pronouncements, continued:

IAS 34 Interim Financial Reporting

In May 2012, incorporating amendments to IAS 34, in which it is established that requires disclosure of assets and total liabilities for a particular segment, if:

a) The total assets and total liabilities for a particular reportable segment would be separately disclosed in interim financial reporting only when the amounts are regularly provided to the chief operating decision-maker.

b) There has been a material change from the amounts disclosed in the last annual financial statements for that reportable segment.

This amendment shall apply retroactively for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.

To date, Banco de Chile and its subsidiaries are evaluating the potential impact that its adoption will have on its consolidated financial statements.

IFRS 1 First-time Adoption of International Financial Reporting Standards

In March, 2012, IASB issued amendments to IFRS 1, dealing with loans received from governments at a below market rate of interest, give first-time adopters of IFRSs relief from full retrospective application of IFRSs when accounting for these loans on transition.  The amendments are mandatory for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.   Banco de Chile and its subsidiaries are evaluating that the adoption of this standard will have not impact on its consolidated financial statements.

IFRS 7 Financial Instruments: Disclosures

In December 2011, amended the required disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position.  An entity shall apply those amendments for annual periods beginning on or after January 1, 2013.  To date, Banco de Chile and its subsidiaries are evaluating the potential impact that its adoption will have on its consolidated financial statements.

IFRS 9 Financial Instruments: Financial liabilities

On October 28, 2010, IASB published the requirements for classifying and measuring financial liabilities were added to IFRS 9.  Most of the added requirements were carried forward unchanged from IAS 39.  However, the requirements related to the fair value option for financial liabilities were changed to address the issue of own credit risk in response to consistent feedback from users of financial statements and others that the effects of changes in a liability’s credit risk ought not to affect profit or loss unless the liability is held for trading.

The mandatory effective date to annual periods beginning on or after January 1, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments: Recognition and Measurement

In November 2009, the IASB issued IFRS 9, “Financial Instruments,” the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”.  IFRS 9 introduces new requirements for classifying and measuring financial assets that are in the scope of the application of IAS 39.  This new regulation requires that all financial assets be classified in function of the entity’s business model for the management of financial assets and of the characteristics of the contractual cash flows of financial assets.  A financial asset shall be measured at amortized cost if two criteria are fulfilled: (a) the objective of the business model is to maintain a financial asset to receive contractual cash flows, and (b) contractual cash flows represent principal and interest payments.  Should a financial asset not comply with the aforementioned conditions, it will be measured at fair value.  In addition, this standard allows a financial asset that fulfills the criteria to be valued at amortized cost to be designated at fair value with changes in income under the fair value option, as long as this significantly reduces or eliminates an accounting asymmetry.  Likewise, IFRS 9 eliminates the requirement of separating embedded derivatives from the host financial assets.  Therefore, it requires that a hybrid contract be classified entirely in amortized cost or fair value.

IFRS 9 is effective for annual periods commencing as of January 1, 2015, and allows adoption prior to that date.  IFRS 9 must be applied retroactively, however if it is adopted before January 1, 2012, there is no need to reformulate comparative periods.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the financial statements, however, that impact will depend on the assets maintained by the institution as of the adoption date.  It is not practicable to quantify the effect on the issuance of these financial statements.  To date, neither of these regulations has been approved by the Superintendency of Banks, event that is required for their application.

IFRS 10 Consolidated Financial Statement

In May 2011 the IASB issued IFRS 10 establishes a new definition of control applies to all entities including “special purpose entities” or “structured entities” as they are now referred to in the new standards.  The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore are required to be consolidated by a parent.

These new standard is effective for annual periods beginning on or after January 1, 2013.  To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 11 Joint Arrangements

In May 2011 the IASB issued IFRS 11 replaces IAS 31 “Interest in Joint Ventures” and SIC-13 “Jointly-Controlled Entities- Non-monetary Contributions by Ventures”.

IFRS 11 eliminated the option to record the value of investment in a joint venture using proportionate consolidation or recognize its assets and liabilities its relative shares of those items, if any.  The new standards require to use the equity method.

These new standard is effective for annual periods beginning on or after January 1, 2013.  To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

On May 12, 2011 the IASB issued IFRS 12 which replaces the requirements previously included in IAS 27, IAS 31 and IAS 28. This new standard is aimed at concentrating on a single regulatory body disclosure of subsidiaries, joint agreements, associates and structured entities.  The new disclosures will help users of its financial statement evaluate the nature and risks associated with interests in other entities and the effects of those interests on its financial statements.

These new standard is effective for annual periods beginning on or after January 1, 2013.  To date, Banco de Chile and its subsidiaries are evaluating the potential impact that its adoption will have on its consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement.  This new standard establishes a new definition of Fair Value that converges with the generally accepted accounting principles in United States (US GAAP).  This new regulation does not change when an entity must or may use fair value, but changes the way how to measure the fair value of financial assets and liabilities and non-financial.

These new standard is effective for annual periods beginning on or after January 1, 2013.  To date, Banco de Chile and its subsidiaries are evaluating the potential impact that its adoption will have on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

4.                   Changes in Accounting Policies and Disclosures:

During the period ended June 30, 2012, have not occurred significant accounting changes that affect the presentation of consolidated financial statements.

5.                   Relevant Events:

a.                                      In an ordinary meeting held on January 26, 2012, our board of directors decided to call an ordinary shareholders meeting to be held on June 22, 2012 with the objective of proposing, among other matters, the increase the Banks capital through the capitalization of 30% of the Bank’s net income for the fiscal year 2011, by means of the issuance of shares without nominal value, set at the value of $67.48 per share and distributed among shareholders, without charge, at the rate of 0.018956 new shares per each paid for and subscribed share and to adopt all necessary resolutions subject to the options contemplated in Article 31 of Law N°19,396.

In an ordinary meeting held on June 22, 2012, its shareholders’ approved the distribution and payment of dividend No.200, in the amount of CLP$2.984740 per Banco de Chile common share, which represents 70% of the Bank’s net income for year 2011.

b.                                     On February 16, 2012 and pursuant to Article 116 of Law No.18,045, Bank of Chile in his capacity as representative of the bondholders Series A, issued by Compañía Sud Americana de Vapores S.A., inform you as an essential information, that because this has occurred the configuration of the disability cause contemplated in the first paragraph of Article 116 of Law No.18,045, that is, being the representative of the bondholders related to the issuer, Bank of Chile will refrain from further actions as such and will renounce as representative of the bondholders of such issue, for which purpose will proceed to quote in the shortest possible time to a bondholders meeting, to announce the renounce of Bank of Chile as representative and to propose to the assembly the appointment of a new representative.

The said bond issue is in the public deed dated August 29, 2001, executed in Santiago on behalf of the Public Notary Mr. René Benavente Cash, together with all the amendments and entered in the Registry of Securities of the Chilean Superintendency of Securities and Insurance under No.274.

c.                                      On June 27, 2012, the Central Bank of Chile communicated to Banco de Chile that in the Extraordinary Session, No.1666E, held today, the Board of the Central Bank of Chile resolved to request its corresponding surplus, from the fiscal year ended on the 31st of December 2011, including the proportional part of the agreed upon capitalization profits, be paid in cash currency.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events, continued:

d.                                     On April 27, 2012 Banco de Chile informs that in the Ordinary Meeting held on the 26th of April, 2012, the Board of Directors of Banco de Chile accepted the resignation presented by the Director, Mr. Fernando Quiroz Robles.

Likewise, the Board of Directors appointed, until the next Ordinary Shareholders Meeting, Mr. Francisco Aristeguieta Silva as Director. Additionally, in the same session, Mr. Francisco Aristeguieta Silva was appointed as Vice Chairman of the Board of Directors of Banco de Chile.

e.                                      On June 5, 2012 Banco de Chile informs regarding the capitalization of 30% of the distributable net income obtained during the fiscal year ending the 31st of December, 2011, through the issuance of fully paid-in shares, of no par value, agreed in the Extraordinary Shareholders Meeting held on the 22th of March, 2012, the Bank informed as an essential information:

(i)                                     In the said Extraordinary Shareholders Meeting, it was agreed to increase the Bank´s capital in the amount of $73,910,745,344 through the issuance of 1,095,298,538 fully paid-in shares, of no par value, payable under the distributable net income for the year 2011 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The Chilean Superintendency of Banks and Financial Institutions approved the amendment of the bylaws, through resolution N°118 dated May 17, 2012, which was registered on page 33,050, N°23,246 on the Chamber of Commerce of Santiago, on May 18, 2012 and was published at “Diario Oficial” N°40,267 on May 22, 2012.

The issuance of fully in paid shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with N°4/2012, on June 4, 2012.

(ii)                                  The Board of Directors of Banco de Chile, at the meeting N°2,754, dated May 24, 2012, set June 28, 2012, as the date for issuance and distribution of the fully paid in shares.

(iii)                               The shareholders that will be entitled to receive the new shares, at a ratio of 0.018956 fully in paid shares for each Banco de Chile share, shall be those registered in the Registry of Shareholders on June 22, 2012.

(iv)                              The titles will be duly assigned to each shareholder. The Bank will only print the titles for those shareholders who request it in writing at the Shareholders Department of Banco de Chile.

(v)                                 As a consequence of the issuance of the fully in paid shares, the capital of the Bank will be divided in 88,037,813,511nominative shares, without par value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                   Segment Reporting:

For management purposes, the Bank has organized its operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:                 This segment focuses on individuals and small and medium-sized companies with annual sales up to 70,000UF, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed 70,000UF, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury and money market operations:

This segment includes revenue associated with managing the Bank’s balance sheet (currencies, maturities and interest rates) and liquidity, including financial instrument and currency trading on behalf of the Bank itself.

Transactions on behalf of customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, where income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

•  Banchile Trade Services Limited

•  Banchile Administradora General de Fondos S.A.

•  Banchile Asesoría Financiera S.A.

•  Banchile Corredores de Seguros Ltda.

•  Banchile Factoring S.A.

•  Banchile Corredores de Bolsa S.A.

•  Banchile Securitizadora S.A.

•  Socofin S.A.

•  Promarket S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies.   The accounting policies used to prepare the Bank’s operating segment information are similar as those described in “Summary of Significant Accounting Principles”.   The Bank obtains the majority of its income from:  interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly based on these concepts in its evaluation of segment performance and decision-making regarding goals, allocation of resources for each unit individually.  Although the results of the segments reconcile with those of the Bank at total level, it is not thus necessarily concerning the different concepts, since the management is measured and controls in individual form and additionally applies the following criteria:

•                                The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity, re-pricing and currency.

•                                The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•                                Operating expenses are distributed at each area level.  The Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

The Bank did not enter into transactions with a particular customer or third party that exceed 10% or more of its total income during the six-month period ended June 30, 2012 and 2011.

Transfer pricing between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Taxes are managed at a corporate level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting, continued:

The following table presents the income for the periods ended June 30, 2012 and 2011 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Adjustment (*)		Total
	June	June	June	June	June	June	June	June	June	June	June	June	June	June
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	325,896	287,562	129,775	125,299	10,821	15,732	2,353	2,609	468,845	431,202	6,218	4,733	475,063	435,935
Net fees and commissions income (loss)	85,261	80,941	20,342	20,319	(251)	(271)	51,290	64,023	156,642	165,012	(5,070)	(5,505)	151,572	159,507
Other operating income	7,377	8,624	18,787	17,887	2,441	2,405	16,133	11,454	44,738	40,370	(7,465)	(5,607)	37,273	34,763
Total operating revenue	418,534	377,127	168,904	163,505	13,011	17,866	69,776	78,086	670,225	636,584	(6,317)	(6,379)	663,908	630,205
Provisions for loan losses	(92,053)	(53,132)	(5,684)	(9,204)	(91)	(276)	593	(608)	(97,235)	(63,220)	—	—	(97,235)	(63,220)
Depreciation and amortization	(10,467)	(10,753)	(3,651)	(3,298)	(659)	(627)	(747)	(719)	(15,524)	(15,397)	—	—	(15,524)	(15,397)
Other operating expenses	(196,609)	(184,639)	(58,778)	(64,227)	(2,989)	(5,183)	(44,265)	(42,491)	(302,641)	(296,540)	6,317	6,379	(296,324)	(290,161)
Income attributable to associates	557	1,138	121	359	6	—	190	197	874	1,694	—	—	874	1,694
Income before income taxes	119,962	129,741	100,912	87,135	9,278	11,780	25,547	34,465	255,699	263,121	—	—	255,699	263,121
Income taxes													(27,574)	(32,211)
Income after income taxes													228,125	230,910

Assets	9,015,981	7,806,682	9,663,394	8,559,463	3,071,724	3,193,069	1,193,422	1,033,874	22,944,521	20,593,088	(579,238)	(460,189)	22,365,283	20,132,899
Current and deferred taxes													115,189	117,751
Total assets													22,480,472	20,250,650

Liabilities	6,963,122	5,917,679	8,647,688	8,546,659	4,622,339	3,743,965	995,828	834,904	21,228,977	19,043,207	(579,238)	(460,189)	20,649,739	18,583,018
Current and deferred taxes													35,008	32,551
Total liabilities													20,684,747	18,615,569

(*)  This column corresponds to the elimination adjustment to conform the consolidated financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.                           Cash and Cash Equivalents:

(a)                       Cash and cash equivalents and their reconciliation to the statement of cash flows at each period-end are detailed as follows:

	June 2012	December 2011	June 2011
	MCh$	MCh$	MCh$
Cash and due from banks:
Cash	325,835	346,169	326,197
Current account with the Chilean Central Bank	313,836	139,328	366,927
Deposits in other domestic banks	45,015	106,656	107,084
Deposits abroad	83,642	288,993	333,763
Subtotal - Cash and due from banks	768,328	881,146	1,133,971

Net transactions in the course of collection	217,461	218,215	199,772
Highly liquid financial instruments	496,114	290,069	362,985
Repurchase agreements	4,748	40,478	17,042
Total cash and cash equivalents	1,486,651	1,429,908	1,713,770

Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)                       Transactions in the course of collection:

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 12 to 24 business hours, and are detailed as follows:

	June 2012	December 2011	June 2011
	MCh$	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	206,785	185,342	176,173
Funds receivable	277,988	188,297	340,303
Subtotal transactions in the course of collection	484,773	373,639	516,476

Liabilities
Funds payable	(267,312)	(155,424)	(316,704)
Subtotal transactions in the course of payment	(267,312)	(155,424)	(316,704)
Net transactions in the course of collection	217,461	218,215	199,772

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.                   Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	June 2012	December 2011	June 2011
	MCh$	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	45,328	66,243	75,216
Central Bank promissory notes	2,992	4,657	3,058
Other instruments issued by the Chilean Government and Central Bank	34,219	6,942	40,025

Other instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—
Mortgage bonds from domestic banks	38	61	96
Bonds from domestic banks	337	585	1,514
Deposits in domestic banks	235,847	191,003	214,400
Bonds from other Chilean companies	—	—	—
Other instruments issued in Chile	147	370	2,365

Instruments issued by foreign institutions
Instruments from foreign governments or central banks	—	—	—
Other instruments issued abroad	—	—	3

Mutual fund investments:
Funds managed by related companies	52,037	31,910	27,784
Funds managed by third parties	—	—	—
Total	370,945	301,771	364,461

Instruments issued by the Chilean Government and Central Bank include instruments sold under agreements to repurchase to customers and financial institutions, equivalent to MCh$14,969 as of June 30, 2011, for the period ended June 30, 2012 the Bank does not have movement by this concept.

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to MCh$258,581 as of June 30, 2012 (MCh$236,035 in 2011).

Agreements to repurchase have an average expiration of 8 days as of period-end (4 days in 2011).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$57,141 as of June 30, 2012 (MCh$70,368 as of June 30, 2011), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                   Repurchase Agreements and Security Lending and Borrowing:

(a)                   The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of June 30, 2012 and 2011, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	3,684	12,671	2,137	12,050	35,206	69,973	—	—	—	—	—	—	41,027	94,694

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,684	12,671	2,137	12,050	35,206	69,973	—	—	—	—	—	—	41,027	94,694

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9,                   Repurchase Agreements and Security Lending and Borrowing, continued:

(b)                       The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate.  As of June 30, 2012 and 2011, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	14,977	—	—	—	—	—	—	—	—	—	—	—	14,977
Central Bank promissory notes	19,758	9,514	—	—	—	—	—	—	—	—	—	—	19,758	9,514
Other instruments issued by the Chilean Government and Central Bank	—	6,063	—	—	—	—	—	—	—	—	—	—	—	6,063

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	264,347	225,323	5,989	13,820	114	—	—	—	—	—	—	—	270,450	239,143
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	3,673	—	—	—	—	—	—	—	—	—	—	—	3,673
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	284,105	259,550	5,989	13,820	114	—	—	—	—	—	—	—	290,208	273,370

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                   Receivables from Repurchase Agreements and Security Borrowing, continued:

(c)                       Securities received:

As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or repledge in the absence of default by the owner. As of June 30, 2012, the Bank held securities with a fair value of Ch$40,975 million (Ch$93,077 million in 2011) on such terms.  The Bank has an obligation to return the securities to its counterparties.

(d)                      Securities given:

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of June 30, 2012 is Ch$284,969 million (Ch$264,484 million in 2011). The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                 Derivative Instruments and Accounting Hedges:

(a)                       As of June 30, 2012 and 2011, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in												Fair value
	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Asset		Liability
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Cross currency swap	—	—	—	—	—	—	31,095	12,580	24,890	16,217	98,205	125,940	—	—	10,843	5,463
Interest rate swap	—	—	—	—	—	—	20,193	10,035	24,705	17,055	159,085	180,723	—	353	27,485	10,526
Total derivatives held for hedging purposes	—	—	—	—	—	—	51,288	22,615	49,595	33,272	257,290	306,663	—	353	38,328	15,989

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	57,982	—	—	—	—	—	56,371	—	—	—	—	—	—	—	1,227	—
Total Derivatives held as cash flow hedges	57,982	—	—	—	—	—	56,371	—	—	—	—	—	—	—	1,227	—

Derivatives held-for-trading purposes
Currency forward	4,177,236	4,540,647	2,830,017	3,253,050	4,298,631	4,551,396	314,332	380,125	28,624	7,138	84	—	95,408	78,135	101,000	109,955
Cross currency swap	190,032	160,000	880,376	723,905	2,323,544	2,167,735	1,921,430	2,698,110	955,455	700,095	1,084,906	810,207	77,829	64,301	100,355	83,544
Interest rate swap	208,582	71,791	579,631	251,885	1,240,117	959,053	2,344,901	1,157,773	1,452,865	594,665	1,154,829	639,733	169,841	242,024	166,664	192,657
Call currency options	2,756	8,691	15,884	3,769	41,839	72,554	—	—	—	—	—	—	745	608	310	561
Put currency options	3,507	1,577	1,127	942	24,678	2,827	—	—	—	—	—	—	152	12	328	484
Others	—	—	—	—	—	—	—	—	—	—	682,437	660,195	—	—	21	21
Total derivatives of negotiation	4,582,113	4,782,706	4,307,035	4,233,551	7,928,809	7,753,565	4,580,663	4,236,008	2,436,944	1,301,898	2,922,256	2,110,135	343,975	385,080	368,678	387,222

Total	4,640,095	4,782,706	4,307,035	4,233,551	7,928,809	7,753,565	4,688,322	4,258,623	2,486,539	1,335,170	3,179,546	2,416,798	343,975	385,433	408,233	403,211

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                               Derivative Instruments and Accounting Hedges, continued:

(b)                                 Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates.  The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of June 30, 2012 and 2011:

	As of June 30,
	2012	2011
	MCh$	MCh$
Hedged element
Commercial loans	154,189	154,737
Corporate bonds	203,983	207,813
Total	358,172	362,550

Hedge instrument
Cross currency swap	154,189	154,737
Interest rate swap	203,983	207,813
Total	358,172	362,550

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                               Derivative Instruments and Accounting Hedges, continued:

(c)                                  Cash flow Hedges:

(c.1)                        From the year 2011, the Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and foreign exchange of bonds issued abroad in Mexican pesos to rate TIIE (Interbank Interest Rate Balance) plus 0.6 percentage points. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the financial statements.

(c.2)                        Below is an estimate of the periods in which the estimated cash flows, that includes the interest and the capital amount, of the hedged item(s) are expected to be generated:

	As of June 30, 2012
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item (Corporate bonds MXN)
Outflows	(235)	(471)	(2,354)	(60,843)	—	—	(63,903)
Hedged Instrument (Cross currency swap MXN leg)
Inflows	235	471	2,354	60,843	—	—	63,903
Net cash flows	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                               Derivative Instruments and Accounting Hedges, continued:

(c)          Cash flow Hedges, continued:

	As of June 30, 2012
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item (Cash flows CLF)
Inflows	—	—	1,628	60,427	—	—	62,055
Hedged Instrument (Cross currency swap CLF leg)
Outflows	—	—	(1,628)	(60,427)	—	—	(62,055)
Net cash flows	—	—	—	—	—	—	—

Respect to assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to realize monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)                        Unrealized profit of Ch$416 millions generated from hedging instruments has been recorded in equity.

(c.4)                        The net effect in income of derivatives cash flow hedges amount to Ch$658 millions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.                               Loans and advances to Banks:

(a)                                 Amounts are detailed as follows:

	June 2012	December 2011	June 2011
	MCh$	MCh$	MCh$
Domestic Banks
Interbank loans	49,747	15,059	63,427
Other credits with domestic banks	—	—	—
Provisions for loans to domestic banks	(41)	(5)	(23)
Subtotal	49,706	15,054	63,404

Foreign Banks
Loans to banks	208,920	206,477	222,271
Overdrafts in current accounts	—	—	—
Credit with domestic companies	73,680	127,076	105,597
Credits with third countries	—	—	—
Other credits with foreign banks	—	—	—
Provisions for loans to foreign banks	(1,226)	(1,001)	(753)
Subtotal	281,374	332,552	327,115

Central Bank of Chile
Non-available Central Bank deposits	—	300,000	—
Other Central Bank credits	100	819	657
Subtotal	100	300,819	657
Total	331,180	648,425	391,176

(b)                                 Provisions for loans to banks are detailed below:

	Bank’s Location
	Chile	Abroad	Total
Detail	MCh$	MCh$	MCh$

Balance as of January 1, 2011	—	610	610
Charge-offs	—	—	—
Provisions established	23	143	166
Provisions released	—	—	—
Balance as of June 30, 2011	23	753	776

Balance as of January 1, 2012	5	1,001	1,006
Charge-offs	—	—	—
Provisions established	36	225	261
Provisions released	—	—	—
Balance as of June 30, 2012	41	1,226	1,267

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                               Loans to Customers, net:

(a)                                  Loans to Customers:

As of June 30, 2012 and 2011, the composition of the portfolio of loans is the following:

	As of June 30, 2012
	Assets before allowance			Allowances established
	Normal	Substandard		Individual	Group
	Portfolio	Loans	Total	Provisions	Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	8,208,053	214,738	8,422,791	(89,347)	(59,588)	(148,935)	8,273,856
Foreign trade loans	1,336,637	92,292	1,428,929	(58,335)	(349)	(58,684)	1,370,245
Current account debtors	193,147	2,324	195,471	(2,384)	(2,452)	(4,836)	190,635
Factoring transactions	603,131	6,183	609,314	(7,823)	(529)	(8,352)	600,962
Commercial lease transactions (1)	1,042,255	23,457	1,065,712	(5,054)	(8,521)	(13,575)	1,052,137
Other loans and accounts receivable	69,480	3,455	72,935	(339)	(1,507)	(1,846)	71,089
Subtotal	11,452,703	342,449	11,795,152	(163,282)	(72,946)	(236,228)	11,558,924
Mortgage loans
Mortgage bonds	112,465	9,345	121,810	—	(852)	(852)	120,958
Transferable mortgage loans	158,186	4,881	163,067	—	(722)	(722)	162,345
Other residential real estate mortgage loans	3,602,220	53,714	3,655,934	—	(15,053)	(15,053)	3,640,881
Credits from ANAP	28	—	28	—	—	—	28
Residential lease transactions	—	—	—	—	—	—	—
Other loans and accounts receivable	65	382	447	—	(1)	(1)	446
Subtotal	3,872,964	68,322	3,941,286	—	(16,628)	(16,628)	3,924,658
Consumer loans
Consumer loans in installments	1,690,482	113,388	1,803,870	—	(120,257)	(120,257)	1,683,613
Current account debtors	227,101	7,558	234,659	—	(6,769)	(6,769)	227,890
Credit card debtors	585,637	17,849	603,486	—	(28,054)	(28,054)	575,432
Consumer lease transactions (1)	—	—	—	—	—	—	—
Other loans and accounts receivable	218	7	225	—	(184)	(184)	41
Subtotal	2,503,438	138,802	2,642,240	—	(155,264)	(155,264)	2,486,976
Total	17,829,105	549,573	18,378,678	(163,282)	(244,838)	(408,120)	17,970,558

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                               Loans to Customers net, continued:

(a)                                  Loans to Customers continued:

	As of June 30, 2011
	Assets before allowances			Allowances established
	Normal	Substandard		Individual	Group
	Portfolio	Loans	Total	Provisions	Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	7,254,992	243,897	7,498,889	(102,744)	(53,020)	(155,764)	7,343,125
Foreign trade loans	1,106,317	70,744	1,177,061	(57,902)	(456)	(58,358)	1,118,703
Current account debtors	184,615	7,613	192,228	(6,868)	(2,138)	(9,006)	183,222
Factoring transactions	528,743	2,543	531,286	(6,181)	(463)	(6,644)	524,642
Commercial lease transactions (1)	847,675	25,199	872,874	(8,081)	(6,532)	(14,613)	858,261
Other loans and accounts receivable	39,642	3,372	43,014	(305)	(1,707)	(2,012)	41,002
Subtotal	9,961,984	353,368	10,315,352	(182,081)	(64,316)	(246,397)	10,068,955
Mortgage loans
Mortgage bonds	136,733	12,926	149,659	—	(1,245)	(1,245)	148,414
Transferable mortgage loans	185,036	6,043	191,079	—	(1,000)	(1,000)	190,079
Other residential real estate mortgage loans	2,857,334	44,547	2,901,881	—	(12,308)	(12,308)	2,889,573
Credits from ANAP	56	—	56	—	(21)	(21)	35
Residential lease transactions	—	—	—	—	—	—	—
Other loans and accounts receivable	46	430	476	—	—	—	476
Subtotal	3,179,205	63,946	3,243,151	—	(14,574)	(14,574)	3,228,577
Consumer loans
Consumer loans in installments	1,521,759	93,810	1,615,569	—	(102,862)	(102,862)	1,512,707
Current account debtors	212,893	10,728	223,621	—	(8,460)	(8,460)	215,161
Credit card debtors	464,564	13,023	477,587	—	(17,767)	(17,767)	459,820
Consumer lease transactions (1)	—	—	—	—	—	—	—
Other loans and accounts receivable	286	10	296	—	(17)	(17)	279
Subtotal	2,199,502	117,571	2,317,073	—	(129,106)	(129,106)	2,187,967
Total	15,340,691	534,885	15,875,576	(182,081)	(207,996)	(390,077)	15,485,499

(1)                                  In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements.  As of June 30, 2012, MCh$437,035 (MCh$366,301 in 2011) correspond to finance leases for real estate and MCh$628,677 (MCh$506,573 in 2011), correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                               Loans to Customers, continued:

(b)                                 Allowances for loan losses:

Movements in allowances for loan losses during the six-month period ended June 30, 2012 and 2011 are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2011	161,581	194,546	356,127
Application of Circular N°3,503	20,859	—	20,859
Charge-offs:
Commercial loans	(3,041)	(14,758)	(17,799)
Mortgage loans	—	(1,315)	(1,315)
Consumer loans	—	(46,116)	(46,116)
Total charge-offs	(3,041)	(62,189)	(65,230)
Allowances established	2,682	75,639	78,321
Allowances released (*)	—	—	—
Balance as of June 30, 2011	182,081	207,996	390,077

Balance as of January 1, 2012	160,377	224,113	384,490
Charge-offs:
Commercial loans	(3,870)	(17,792)	(21,662)
Mortgage loans	—	(2,218)	(2,218)
Consumer loans	—	(67,207)	(67,207)
Total charge-offs	(3,870)	(87,217)	(91,087)
Allowances established	6,775	107,942	114,717
Allowances released (*)	—	—	—
Balance as of June 30, 2012	163,282	244,838	408,120

(*) See note N°12 (d) sale or transfer of loan portfolio.

In addition to these allowances for loan losses, the Bank also establishes a country risk provisions to hedge foreign transactions and additional provisions agreed upon by the Board of Directors, which are presented within liabilities in “Provisions” (Note 24).

Other Disclosures:

1.              As of June 30, 2012 and 2011, the Bank and its subsidiaries have made purchases and sales of loan portfolios.  The effect in income is no more than 5% of net income before taxes, as described in note 12 (d).

2.              As of June 30, 2012 and 2011, the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                               Loans to Customers, continued:

(c)                                            Finance lease contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	June	June	June	June	June	June
	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within one year	365,455	292,315	(47,331)	(36,369)	318,124	255,946
Due after 1 year but within 2 years	274,222	217,216	(34,965)	(27,123)	239,257	190,093
Due after 2 years but within 3 years	187,975	148,484	(23,057)	(18,129)	164,918	130,355
Due after 3 years but within 4 years	109,623	102,645	(15,619)	(12,312)	94,004	90,333
Due after 4 years but within 5 years	74,395	60,740	(11,193)	(8,751)	63,202	51,989
Due after 5 years	205,837	168,728	(25,475)	(19,416)	180,362	149,312
Total	1,217,507	990,128	(157,640)	(122,100)	1,059,867	868,028

(*)              The net balance receivable does not include past-due portfolio totaling MCh$5,845 as of June 30, 2012 (MCh$4,846 in 2011).

The leasing contracts are related to real estate, industrial machinery, vehicles and computer equipment. The leasing contracts have an average life of between 3 and 8 years.

(d)                                 Sale or transfer of credits from the loans to customers:

During the period ended June 30, 2012 and 2011 Banco de Chile has carried out transactions of sale or transfer of the loan portfolio according to the following:

As of June 30, 2012
Carrying amount	Allowances released (*)	Sale price	Effect on income (loss) gain
MCh$	MCh$	MCh$	MCh$

68,631	(150)	68,631	150

As of June 30, 2011
Carrying amount	Allowances released (*)	Sale price	Effect on income (loss) gain
MCh$	MCh$	MCh$	MCh$

2,695	(2)	2,695	2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.    Investment Securities:

As of June 30, 2012 and 2011 and December 31, 2011, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	June 2012			December 2011			June 2011
	Available for sale	Held to maturity	Total	Available for sale	Held to maturity	Total	Available for sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Chilean Government and Central Bank	175,668	—	175,668	158,865	—	158,865	123,123	—	123,123
Promissory notes issued by the Chilean Government and Central Bank	210,261	—	210,261	58,564	—	58,564	208,294	—	208,294
Other instruments	175,765	—	175,765	194,965	—	194,965	66,868	—	66,868

Other instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	89,967	—	89,967	87,966	—	87,966	81,464	—	81,464
Bonds from domestic banks	137,605	—	137,605	124,203	—	124,203	44,223	—	44,223
Deposits from domestic banks	427,628	—	427,628	521,881	—	521,881	390,689	—	390,689
Bonds from other Chilean companies	34,133	—	34,133	48,790	—	48,790	31,846	—	31,846
Promissory notes issued by other Chilean companies	5,814	—	5,814	5,659	—	5,659	5,435	—	5,435
Other instruments	131,782	—	131,782	139,602	—	139,602	132,320	—	132,320

Instruments issued abroad
Instruments from foreign governments or central banks	—	—	—	—	—	—	—	—	—
Other instruments(*)	124,690	—	124,690	128,403	—	128,403	116,088	—	116,088

Impairment Provision	—	—	—	—	—	—	—	—	—

Total	1,513,313	—	1,513,313	1,468,898	—	1,468,898	1,200,350	—	1,200,350

(*)According with SBIF’s regulation, as of June 30, 2011, the bank reclassified an amount of MCh$139,602 from Instruments issued abroad to Instruments of other domestic institutions. See Note N°39 (b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.                    Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with agreements to repurchase sold to clients and financial institutions, totaling MCh$26,388 as of June 30, 2012 (MCh$13,479 in 2011).  The agreements to repurchase have an average maturity of 8 days as of June 30, 2012 (7 days in 2011).

In instruments issued abroad are included mainly bank bonds and shares.

As of June 30, 2012, the portfolio of financial assets available-for-sale includes a net unrealized gain of MCh$7,160 (net unrealized gain of MCh$6,724 in 2011), recorded in other comprehensive income within equity.

During 2012 and 2011, there is no evidence of impairment of financial assets available-for-sale.

Realized gains and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as available for sale. In addition, any unrealized gain or loss previously recognized in equity for these investments is reversed and recorded in the Consolidated Statements of Income.

Gross profits and losses realized on the sale of available-for-sale investments as of June 30, 2012 and 2011 are shown in Note 30 “Net Financial Operating Income”.

Gross profits and losses realized and unrealized on the sale of available for sale investments for the six-month period ended June 30, 2012 and 2011 and December 31, 2011  are as follows:

	June	December	June
	2012	2011	2011
	MCh$	MCh$	MCh$

Unrealized gain (loss) arising during the year	10,135	(10,416)	(2,896)
Gain (loss) included in the income statement	511	932	3,834
Net gain (loss) on available for sale before income tax	10,646	(9,484)	938

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.            Investments in Other Companies:

(a)                        This item includes investments in other companies for an amount of MCh$15,498 as of June 30, 2012 (MCh$14,125 in 2011), which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
		June		June		June		June
		2012	2011	2012	2011	2012	2011	2012	2011
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments valued at equity method:
Servipag Ltda.	Banco de Chile	50.00	50.00	7,329	6,897	3,665	3,449	(34)	361
Redbanc S.A.	Banco de Chile	38.13	38.13	5,687	5,157	2,168	1,966	316	357
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	10,531	5,553	2,106	1,111	363	335
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	6,412	6,412	1,655	1,654	135	182
Transbank S.A.	Banco de Chile	26.16	26.16	5,668	5,834	1,483	1,526	123	166
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,315	1,877	658	938	(335)	19
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. (*)	Banco de Chile	15.00	14.17	4,099	3,605	615	511	44	47
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	1,735	1,432	465	384	58	40
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	1,387	1,091	461	364	45	46
Subtotal						13,276	11,903	715	1,553

Investments valued at cost:
Bolsa de Comercio de Santiago S.A.						1,646	1,646	159	141
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)						309	309	—	—
Bolsa Electrónica de Chile S.A.						257	257	—	—
Cámara de Compensación						8	8	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)						2	2	—	—
Subtotal						2,222	2,222	159	141
Total						15,498	14,125	874	1,694

(*)    The company Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. considers the calculation of its net assets as of May 31, 2012, however, incorporates a capital increase  carried out in this society, dated June 13 totaling Ch$34 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies, continued:

(b)                       The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2012 and 2011 is detailed as follows:

	June	June
	2012	2011
	MCh$	MCh$

Beginning book value	15,418	13,294
Sale of investments	—	—
Acquisition of investments	34	—
Participation in income with significant influence	715	1,553
Dividends receivable	(261)	(314)
Dividends received	(915)	(746)
Payment of dividends	507	338
Total	15,498	14,125

(c)                        During the six-month period ended June 30, 2012 and 2011 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.            Intangible Assets:

(a)                       As of June 30, 2012 and 2011, Intangible assets are detailed as follows:

	Years						Accumulated
	Useful Life		Remaining amortization		Gross balance		Amortization and Impairment		Net balance
					June	June	June	June	June	June
	June	June	June	June	2012	2011	2012	2011	2012	2011
	2012	2011	2012	2011	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Type of intangible asset:

Goodwill:
Investments in other companies	7	7	2	3	4,138	4,138	(2,690)	(2,069)	1,448	2,069
Other Intangible Assets:
Software or computer programs	6	6	3	3	78,175	69,747	(46,007)	(37,153)	32,168	32,594
Intangible assets arising from business combinations	7	7	2	3	1,740	1,740	(1,131)	(870)	609	870
Other intangible assets	—	—	—	—	40	82	(18)	(68)	22	14
Total					84,093	75,707	(49,846)	(40,160)	34,247	35,547

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                     Intangible Assets, continued:

(b)                       Movements in intangible assets during the six-month period ended June 30, 2012 and 2011 are as follows:

	Investments in other companies	Software or computer programs	Intangible assets arising from business combinations	Other intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Gross Balance

Balance as of January 1, 2011	4,138	65,664	1,740	82	71,624
Acquisitions	—	4,239	—	—	4,239
Disposals/ write-downs	—	(156)	—	—	(156)
Balance as of June 30, 2011	4,138	69,747	1,740	82	75,707

Balance as of January 1, 2012	4,138	74,525	1,740	102	80,505
Acquisitions	—	3,983	—	2	3,985
Disposals/ write-downs	—	(333)	—	(64)	(397)
Balance as of June 30, 2012	4,138	78,175	1,740	40	84,093

Accumulated Amortization and Impairment

Balance as of January 1, 2011	(1,759)	(32,688)	(740)	(64)	(35,251)
Amortization for the year (*)	(310)	(4,605)	(130)	(4)	(5,049)
Impairment loss (*)	—	—	—	—	—
Disposals/ write-downs	—	140	—	—	140
Balance as of June 30, 2011	(2,069)	(37,153)	(870)	(68)	(40,160)

Balance as of January 1, 2012	(2,379)	(41,538)	(1,000)	(71)	(44,988)
Amortization for the year (*)	(311)	(4,802)	(131)	(9)	(5,253)
Impairment loss (*)	—	161	—	—	161
Disposals/ write-downs	—	172	—	62	234
Balance as of June 30, 2012	(2,690)	(46,007)	(1,131)	(18)	(49,846)

Net balance as of June 30, 2012	1,448	32,168	609	22	34,247

(*)                       See note N°35 Depreciation, amortization and impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.       Intangible Assets, continued:

(c)                        As of June 30, 2012 and 2011, the Bank has made the following commitments to purchase intangible assets, which have not been capitalized:

	Amount of Commitment
	June	June
	2012	2011
Detail	MCh$	MCh$

Software and licenses	4,856	6,883

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.       Property and equipment:

(a)                       As of June 30, 2012 and 2011, this account and its movements are detailed as follows:

	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Cost

Balance as of January 1, 2011	173,732	120,913	128,509	423,154
Additions	1,700	3,559	4,748	10,007
Disposals/write-downs	(942)	(1,870)	(599)	(3,411)
Transfers	—	4	(4)	—
Total	174,490	122,606	132,654	429,750

Accumulated depreciation	(32,026)	(100,890)	(90,858)	(223,774)
Impairment loss (*)	—	(3)	—	(3)
Balance as of June 30, 2011	142,464	21,713	41,796	205,973

Balance as of January 1, 2012	176,266	125,819	137,138	439,223
Additions	18	4,810	5,452	10,280
Disposals/write-downs	(453)	(1,146)	(1,378)	(2,977)
Transfers	—	—	—	—
Total	175,831	129,483	141,212	446,526

Accumulated depreciation	(34,499)	(106,192)	(97,969)	(238,660)
Impairment loss (*)	—	—	(130)	(130)
Balance as of June 30, 2012	141,332	23,291	43,113	207,736

Accumulated Depreciation
Balance as of January 1, 2011	(31,136)	(98,465)	(87,039)	(216,640)
Depreciation charges in the period (*) (**)	(1,475)	(4,291)	(4,392)	(10,158)
Sales and disposals in the period	585	1,866	573	3,024
Balance as of June 30, 2011	(32,026)	(100,890)	(90,858)	(223,774)

Balance as of January 1, 2012	(33,503)	(103,034)	(94,799)	(231,336)
Depreciation charges in the period (*) (**)	(1,449)	(4,303)	(4,329)	(10,081)
Sales and disposals in the period	453	1,145	1,159	2,757
Balance as of June 30, 2012	(34,499)	(106,192)	(97,969)	(238,660)

(*)             See Note N° 35 Depreciation, Amortization and Impairment.

(**)      This amount not includes depreciation charges of the period for investments properties.  This amount is included in item “Other Assets” for MCh$190 (MCh$190 in 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.       Property and equipment, continued:

(b)                       As of June 30, 2012 and 2011, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; information on future payments is detailed as follows:

	June 2012
	Expense for the year	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	13,873	2,179	4,252	16,486	33,705	26,229	53,556	136,407

	June 2011
	Expense for the year	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	12,223	2,035	4,029	16,708	30,466	24,174	53,935	131,347

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s statement of financial position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 10 years. There are no restrictions placed upon the lessee by entering into the lease.

(c)                        As of June 30, 2012 and 2011, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of June 30, 2012 and 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current Taxes and Deferred Taxes:

(a)                       Current Taxes:

As of each period end, the Bank and its subsidiaries have established a First Category Income Tax Provision determined in accordance with current tax laws.  This provision is presented net of recoverable taxes, detailed as follows:

	June	December	June
	2012	2011	2011
	MCh$	MCh$	MCh$

Income taxes	27,721	64,590	27,665
Tax from previous periods	867	—	250
Tax on non-deductible expenses (35%)	705	1,701	853
Less:
Monthly prepaid taxes (PPM)	(18,430)	(62,225)	(33,963)
Credit for training expenses	(70)	(742)	(84)
Other	(71)	(229)	(190)
Total	10,722	3,095	(5,469)
Tax rate	18.5%	20.0%	20.0%

	June	December	June
	2012	2011	2011
	MCh$	MCh$	MCh$

Current tax assets	1,550	1,407	6,619
Current tax liabilities	(12,272)	(4,502)	(1,150)
Total	(10,722)	(3,095)	5,469

(b)                       Income Tax:

The Bank’s tax expense recorded for the six-month period ended June 30, 2012 and 2011 as follows:

	June	June
	2012	2011
	MCh$	MCh$
Income tax expense:
Current year taxes	27,721	27,665
Tax from previous periods	(1,138)	(1,203)
Subtotal	26,583	26,462

Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	(977)	2,572
Effect of changes in tax rate	1,267	2,377
Subtotal	290	4,949

Non deductible expenses (Art. 21)	705	853
Other	(4)	(53)
Net charge to income for income taxes	27,574	32,211

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(c)        Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of June 30, 2012 and 2011:

	June		June
	2012		2011
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	18.50	47,304	20.00	52,624
Additions or deductions	(7.22)	(18,452)	(7.67)	(20,189)
Non-deductible expenses	0.28	705	0.32	853
Tax from previous year	(0.45)	(1,138)	(0.46)	(1,203)
Effect of changes in tax rate (*)	0.50	1,267	0.90	2,377
Others	(0.83)	(2,112)	(0.85)	(2,251)
Effective rate and income tax expense	10.78	27,574	12.24	32,211

The effective rate for income tax for the period ended June 30, 2012 is 10.78% (12.24% in June 2011).  The increase between the periods is mainly due to effect of changes in tax rate.

(*)    According to the Law No. 20,455 issued in 2010 and the instructions of the Circular No. 63 of September 30, 2010, issued by the Chilean Internal Revenue Service (SII) is temporarily changed the tax rates of the first category according to the following:

Year	Rate
2011	20.0%
2012	18.5%
2013 hereinafter	17.0%

The effect on deferred tax results for this rate change signified a charge to income for the period 2012 by MCh$1,267 (charge of MCh$2,377 in June 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(d)        Effect of deferred taxes on income and equity:

During the period 2012, the Bank has recorded the effects of deferred taxes.

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as of December	Unrecognized Temporary	Effect		Balances as of
	31, 2011	Differences	Income	Equity	June 30, 2012
	MCh$	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	76,910	—	3,293	—	80,203
Obligations with agreements to repurchase	1,850	—	(1,850)	—	—
Leasing equipment	12,320	—	(4,982)	—	7,338
Personnel provisions	4,930	—	(1,081)	—	3,849
Staff vacation	3,637	—	(247)	—	3,390
Accrued interests and indexation adjustments from past due loans	1,573	—	304	—	1,877
Staff severance indemnities provisions	1,462	—	(11)	—	1,451
Other adjustments	13,600	119	1,812	—	15,531
Total debit differences	116,282	119	(2,762)	—	113,639

Credit Differences:
Investments with agreements to repurchase	2,111	—	(2,108)	—	3
Depreciation and price-level restatement of property and equipment	11,609	—	1,767	—	13,376
Adjustment for valuation of financial assets available-for-sale	(373)	—	—	1,840	1,467
Cash flow hedge adjustment	(90)	—	—	160	70
Transitory assets	1,525	—	589	—	2,114
Derivative instruments adjustment	2,057	—	(320)	—	1,737
Other adjustments	6,374	(5)	(2,400)	—	3,969
Total credit differences	23,213	(5)	(2,472)	2,000	22,736

Deferred tax assets (liabilities), net	93,069	124	(290)	(2,000)	90,903

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.            Other Assets:

(a)        Item detail:

At the end of each period, other assets are detailed as follows:

	June	December	June
	2012	2011	2011
	MCh$	MCh$	MCh$

Assets held for leasing (*)	69,496	74,185	104,210

Assets received or awarded as payment
Assets awarded in judicial sale	3,488	2,745	2,424
Assets received in lieu of payment	1,625	1,863	81
Provision for assets received in lieu of payment (**)	(1,046)	(1,118)	(9)
Subtotal	4,067	3,490	2,496

Other Assets
Documents intermediated (***)	68,453	77,613	122,233
Guaranteed cash deposit	34,958	35,051	1,979
Other accounts and notes receivable	32,929	9,851	8,919
Investment properties	16,888	17,079	17,269
VAT receivable	8,499	9,557	8,176
Prepaid expenses	8,314	4,567	6,053
Recoverable income taxes	7,661	5,373	5,308
Commissions receivable	4,894	4,193	5,336
Accounts receivable for sale of assets received in lieu of payment	1,710	530	348
Transaction in progress	1,595	2,709	6,495
Rental guarantees	1,353	1,344	1,235
Pending transactions	1,167	1,340	1,818
Materials and supplies	670	654	652
Recovered leased assets for sale	287	203	196
Other	20,762	15,845	12,471
Subtotal	210,140	185,909	198,488
Total	283,703	263,584	305,194

(*)                      These correspond to property and equipment to be given under a finance lease.

(**)               Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.0635% (0.0034% in 2011) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned requirement. These properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

The provision for assets received in lieu of payment is recorded as indicated in the Compendium of Accounting Standards, which indicate to recognize a provision for the difference between the initial value plus any additions and its realizable value when the former is greater

(***)    This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                     Other Assets, continued:

(b)                       Movements in the provision for assets received in lieu of payment during the 2012 and 2011 periods are detailed as follows:

MCh$

Balance as of January 1, 2011	15
Provisions used	(12)
Provisions established	19
Provisions released	(13)
Balance as of June 30, 2011	9

Balance as of January 1, 2012	1,118
Provisions used	(132)
Provisions established	60
Provisions released	—
Balance as of June 30, 2012	1,046

19.    Current accounts and Other Demand Deposits:

At the end of each period, current accounts and other demand deposits are detailed as follows:

	June	December	June
	2012	2011	2011
	MCh$	MCh$	MCh$

Current accounts	4,245,793	3,968,504	3,770,208
Other demand deposits and accounts	516,689	616,395	725,615
Other demand deposits	332,448	310,527	285,669
Total	5,094,930	4,895,426	4,781,492

20.    Savings accounts and Time Deposits:

At the end of each period, savings accounts and time deposits are detailed as follows:

	June	December	June
	2012	2011	2011
	MCh$	MCh$	MCh$

Time deposits	9,127,239	9,081,335	8,236,774
Term savings accounts	182,676	177,900	182,478
Other term balances payable	31,253	23,089	31,053
Total	9,341,168	9,282,324	8,450,305

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.          Borrowings from Financial Institutions:

(a)          At the end of each period, borrowings from financial institutions are detailed as follows:

	June	December	June
	2012	2011	2011
	MCh$	MCh$	MCh$

Domestic banks	—	—	—

Foreign banks
Foreign trade financing
Citibank N.A.	204,033	193,049	155,110
Well Fargo Bank	177,627	197,076	157,193
Standard Chartered Bank	164,894	124,412	84,654
Bank of America N.T. & S.A	146,900	169,482	160,636
Commerzbank A.G.	107,259	156,138	149,745
Bank of Montreal	100,509	125,053	49,558
Toronto Dominion Bank	70,280	67,682	80,303
JP Morgan Chase Bank	65,414	122,699	155,622
The Bank of New York Mellon	55,705	36,412	32,996
Sumitomo Banking	45,217	36,456	33,005
Zuercher Kantonalbank	39,562	41,038	—
Royal Bank of Scotland	25,119	64,584	81,129
Mercantil Commercebank N. A.	22,596	—	14,583
Branch Banking and Trust Company	10,038	10,413	7,550
Banco Espiritu Santo	2,513	2,605	—
Standard Chartered Bank Frankfurt	456	—	—
Bank of China	440	1,206	323
Bank of Tokyo Mitsubishi	15	—	298
Banca Nazionale del Lavoro	—	78,198	70,875
ING Bank	—	39,108	61,354
Bank of Nova	—	3,119	—
Banca Itesa	—	—	54,227
China Development Bank	—	—	46,925
Banco Latinoamericano	—	—	23,577
Otros	503	65	296

Borrowings and other obligations
Well Fargo Bank	107,203	103,742	132,178
China Development Bank	43,884	52,032	47,151
Standard Chartered Bank	37,719	39,591	47,224
Citibank N.A.	6,936	1,010	17,283
Commerzbank A. G.	—	2,761	10,376
Others	362	153	251
Subtotal	1,435,184	1,668,084	1,674,422

Chilean Central Bank	31	22,855	68

Total	1,435,215	1,690,939	1,674,490

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.      Borrowings from Financial Institutions, continued:

(b)          Chilean Central Bank Obligations

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank of Chile for the renegotiation of loans due to the need to refinance debt as a result of the economic recession and crisis of the banking system in the early 1980s.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	June 2012	December 2011	June 2011
	MCh$	MCh$	MCh$

Borrowings and other obligations	—	22,793	—
Total credit lines for the renegotiation of loans	31	62	68
Total	31	22,855	68

(c)          Foreign Obligations

The maturities are as follows:

	June 2012	December 2012	June 2011
	MCh$	MCh$	MCh$

Up to 1 month	208,684	115,696	170,994
Over 1 month and up to 3 months	321,103	200,786	208,950
Over 3 months and up to 12 months	745,855	1,079,317	992,112
Over 1 year and up to 3 years	115,735	220,368	255,239
Over 3 years and up to 5 years	43,807	51,917	47,127
Over 5 years	—	—	—
Total	1,435,184	1,668,084	1,674,422

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.       Debt Issued:

At the end of each period, debt issued is detailed as follows:

	June	December	June
	2012	2011	2011
	MCh$	MCh$	MCh$

Mortgage bonds	133,588	152,098	174,643
Bonds	2,163,260	1,488,369	995,504
Subordinated bonds	735,351	747,874	742,723
Total	3,032,199	2,388,341	1,912,870

During the period ended as of June, 2012, Banco de Chile issued bonds by an amount of MCh$656,214, of which corresponds to unsubordinated bonds, according to the following details:

Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
BCHIUO0911	89,896	10 years	3.40	UF	02/15/2012	02/15/2022
BCHIUD0510	14,109	6 years	2.20	UF	02/16/2012	02/16/2018
BCHIUI0611	1,338	7 years	3.20	UF	03/05/2012	03/05/2019
BCHIUI0611	3,352	7 years	3.20	UF	03/07/2012	03/07/2019
BCHIUI0611	1,116	7 years	3.20	UF	03/23/2012	03/23/2019
BCHIUP1211	88,345	10 years	3.40	UF	04/04/2012	04/04/2022
BCHIUI0611	2,236	7 years	3.20	UF	04/17/2012	04/17/2019
BCHIUQ1011	27,343	11 years	3.40	UF	05/08/2012	05/08/2023
BCHIUQ1011	48,568	11 years	3.40	UF	05/11/2012	05/11/2023
BCHIUQ1011	12,449	11 years	3.40	UF	06/04/2012	06/04/2023
BCHIUS0212	46,428	11 years	3.40	UF	06/04/2012	06/04/2023
BCHIUS0212	20,552	11 years	3.40	UF	06/07/2012	06/07/2023
BCHIUT0112	66,850	12 years	3.40	UF	06/12/2012	06/12/2024
BCHIUR1011	33,295	12 years	3.40	UF	06/20/2012	06/20/2024
Subtotal as of June 30, 2012	455,877
Short-term Bonds (*)	200,337
Total as of June 30, 2012	656,214

(*)      On May 4, 2012 Banco de Chile began issuing gradually bonds denominated “Short-term Bonds (Commercial Papers)”, which have maturity date of September 25, 2012.  The total issuance was USD$400.500.000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.      Debt Issued, continued:

During 2011, Banco de Chile issued bonds by an amount of Ch$749,586 million, of which correspond to unsubordinated bond.

Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
BCHIUE0510	82,639	6 years	2.20	UF	05/20/2011	05/20/2017
BCHIUG0610	81,802	11 years	2.70	UF	05/27/2011	05/27/2022
BCHIUC0510	37,866	5 years	2.20	UF	07/07/2011	07/07/2016
BCHIUF0610	36,608	10 years	2.70	UF	07/07/2011	07/07/2021
BCHIUI0611	42,944	7 years	3.20	UF	07/12/2011	07/12/2018
BCHIUI0611	34,096	7 years	3.20	UF	07/20/2011	07/20/2018
BCHIUK0611	52,866	11 years	3.50	UF	07/28/2011	07/28/2022
BCHIUD0510	46,014	6 years	2.20	UF	07/28/2011	07/28/2017
BCHIUK0611	33,451	11 years	3.50	UF	07/29/2011	07/29/2022
BCHIUI0611	432	7 years	3.20	UF	08/02/2011	08/02/2018
BCHIUI0611	756	7 years	3.20	UF	08/03/2011	08/03/2018
BCHIUJ0811	48,045	8 years	3.20	UF	09/12/2011	09/12/2019
BCHI-B1208	84,912	7 years	2.20	UF	09/12/2011	09/12/2018
BCHIUD0510	12,790	6 years	2.20	UF	09/22/2011	09/22/2017
BCHIUH0611	21,668	6 years	3.00	UF	09/29/2011	09/29/2017
BCHIUI0611	65,014	7 years	3.20	UF	09/30/2011	09/30/2018
BCHIUD0510	10,675	6 years	2.20	UF	09/30/2011	09/30/2017
BCHIUD0510	1,068	6 years	2.20	UF	10/13/2011	10/13/2017
BNCHIL (*)	55,940	3 years	5.41	MXN	12/08/2011	12/04/2014
Total	749,586

(*) At the Ordinary Meeting No. BCH 2,738 held on the 11th of August, 2011, the minutes of which were recorded in a public deed drawn up at the office of the Public Notary Mr. René Benavente Cash on August 19, 2011, authorized a program to place certificates in Mexico in an amount of MXN$10,000,000,000 (Mexican pesos), of which an amount of $1,500,000,000 (Mexican pesos) were issued and placed on December 8, 2011.

The Bank has not had breaches of capital, interest or other breaches with respect to its debts instruments during year 2012 and 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.       Other Financial Obligations:

At the end of each period, other financial obligations are detailed as follows:

	June	December	June
	2012	2011	2011
	MCh$	MCh$	MCh$

Public sector obligations	59,476	61,734	63,596
Other Chilean obligations	94,027	123,051	100,234
Other foreign obligations	—	—	—
Total	153,503	184,785	163,830

24.       Provisions:

(a)                        At the end of each period, provisions and accrued expenses are detailed as follows:

	June	December	June
	2012	2011	2011
	MCh$	MCh$	MCh$

Provision for minimum dividends	143,791	259,501	140,738
Provisions for Personnel benefits and payroll expenses	54,787	60,634	47,569
Provisions for contingent loan risks	37,893	35,334	36,792
Provisions for contingencies:
Additional loan provisions (*)	95,486	95,486	71,006
Other provisions for contingencies	7,751	4,281	1,077
Country risk provisions	4,755	2,702	5,566
Total	344,463	457,938	302,748

(*)              The additional provisions correspond to a countercyclical provision for commercial loans. As of June 30, 2012, the Bank does not established and released additional provisions (release of MCh$428 in 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(b)                       The following table details the movements in provisions and accrued expenses during the 2012 and 2011 periods:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2011	242,503	55,433	30,114	71,434	4,619	404,103
Provisions established	140,738	25,093	6,842	—	2,290	174,963
Provisions used	(242,503)	(31,902)	—	—	(215)	(274,620)
Provisions released	—	(1,055)	(164)	(428)	(51)	(1,698)
Balances as of June 30, 2011	140,738	47,569	36,792	71,006	6,643	302,748

Balances as of January 1, 2012	259,501	60,634	35,334	95,486	6,983	457,938
Provisions established	143,791	28,283	2,559	—	5,746	180,379
Provisions used	(259,501)	(31,882)	—	—	(223)	(291,606)
Provisions released	—	(2,248)	—	—	—	(2,248)
Balances as of June 30, 2012	143,791	54,787	37,893	95,486	12,506	344,463

(c)                        Provisions for personnel benefits and payroll:

	June	December	June
	2012	2011	2011
	MCh$	MCh$	MCh$

Vacation accrual	20,918	20,361	19,072
Short-term personnel benefits	20,264	28,827	16,789
Pension plan- defined benefit plan	8,541	8,511	7,721
Other benefits	5,064	2,935	3,987
Total	54,787	60,634	47,569

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.       Provisions, continued:

(d)                       Pension plan — Defined benefit plan:

(i)   Movement in the defined benefit obligations are as follow:

	June	December	June
	2012	2011	2011
	MCh$	MCh$	MCh$

Opening defined benefit obligation,	8,511	7,981	7,981
Increase in provisions	376	886	384
Benefit paid	(346)	(282)	(202)
Prepayments	—	(20)	—
Actuarial gains and losses	—	(54)	(442)
Closing defined benefit obligation	8,541	8,511	7,721

(ii)   Net benefits expenses:

	June	December	June
	2012	2011	2011
	MCh$	MCh$	MCh$

Current service cost	376	886	384
Interest cost of benefits obligations	482	482	562
Actuarial gains and losses	(482)	(536)	(1,004)
Net benefit expenses	376	832	(58)

(iii)   Assumptions used to determine pension obligations:

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	June	December	June
	2012	2011	2011
	%	%	%

Discount rate	6.04	6.04	7.06
Annual salary increase	2.00	2.00	2.00
Payment probability	93.00	93.00	93.00

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.          Provisions, continued:

(e)                       Movements in provisions for incentive plans:

	June	December	June
	2012	2011	2011
	MCh$	MCh$	MCh$

Balances as of January 1,	28,827	25,920	25,920
Provisions established	15,978	30,655	16,907
Provisions used	(22,901)	(27,724)	(26,019)
Provisions release	(1,640)	(24)	(19)
Total	20,264	28,827	16,789

(f)                         Movements in provisions for vacations:

	June	December	June
	2012	2011	2011
	MCh$	MCh$	MCh$

Balances as of January 1,	20,361	18,774	18,774
Provisions established	3,150	5,821	2,708
Provisions used	(2,408)	(4,187)	(2,370)
Provisions release	(185)	(47)	(40)
Total	20,918	20,361	19,072

(g)                      Employee share-based benefits provision:

As of June 30, 2012 and 2011, the Bank and its subsidiaries have no share-based compensation plan.

(h)                      Contingent loan provisions:

As of June 30, 2012 and 2011, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$37,893 millions (Ch$36,792 millions in 2011).  See note N°26 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.          Other Liabilities:

At the end of each period, other liabilities are detailed as follows:

	June	December	June
	2012	2011	2011
	MCh$	MCh$	MCh$

Accounts and notes payable (*)	79,525	79,031	131,581
Unearned income	4,932	5,379	5,285
Dividends payable	746	786	694

Other liabilities
Documents intermediated (**)	148,067	134,820	128,324
Cobranding	23,806	20,894	16,502
VAT debit	10,738	12,465	9,676
Leasing deferred gains	5,510	7,039	5,549
Pending transactions	5,435	1,941	1,302
Insurance payments	693	1,158	2,027
Others	3,056	2,252	3,058
Total	282,508	265,765	303,998

(*)

Comprises obligations that do not correspond to transactions in the line of business, such as withholding tax, pension and healthcare contributions, insurance payable, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)	This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.    Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations.  Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in off-balance-sheet accounts:

	June	December	June
	2012	2011	2011
	MCh$	MCh$	MCh$
Contingent loans
Guarantees and surety bonds	244,753	216,249	178,613
Confirmed foreign letters of credit	59,767	137,253	94,924
Issued letters of credit	200,190	131,567	202,628
Bank guarantees	1,296,201	1,235,031	1,076,936
Immediately available credit lines	5,321,846	4,881,220	4,355,629
Other commitments	124,074	164,361	163,831
Transactions on behalf of third parties
Collections	393,504	582,090	352,455
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	950	2,766	78,829
Other assets managed on behalf of third parties	—	—	—
Financial assets acquired on its own behalf	27,169	62,701	54,672
Other assets acquired on its own behalf	—	—	—
Fiduciary activities
Securities held in safe custody in the Bank	6,111,609	5,613,495	9,119,305
Securities held in safe custody in other entities	4,597,861	4,088,670	4,600,381
Securities issued by own bank	71	—	—
Total	18,377,995	17,115,403	20,278,203

The prior information only includes the most significant balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.       Contingencies and Commitments, continued:

(b)                       Lawsuits and legal proceedings:

(b.1)    Legal contingencies within the ordinary course of business:

In the ordinary course of business, the Bank and its subsidiaries act as defendant or co-defendant in various litigation matters.  Although there can be no assurances, the Bank’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial position, or liquidity.  As of June 30, 2012, the Bank has established provisions for this concept in the amount of MCh$782 (MCh$858 in 2011), recorded within “Provisions” in the statement of financial position. The following table presents estimated date of completion of the respective litigation:

	June 30, 2012
	2013	2014	2015	2016	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Legal contingencies	141	5	241	395	782

(b.2)    Contingencies for significant lawsuits:

As of June 30, 2012 and 2011, the Bank is not party to any significant lawsuits that affect or may affect these consolidated financial statements.

(c)                        Guarantees granted:

i.          In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with article 226 and subsequent articles of Law 18,045, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,372,000, maturing January 4, 2013.

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$113,079 million as of June 30, 2012 (Ch$121,855 million in 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.       Contingencies and Commitments, continued:

(c)                        Guarantees granted, continued:

The details of guarantees are as follow:

	June
	2012	Guarantees
Fund	MCh$	Number

Mutual Funds Banca Americana Voltarget - Guaranted	14,320	003003-9
Mutual Funds Carry Trade Monedas — Guaranted	3,066	338360-1
Mutual Funds Estrategia Commodities — Guaranted	8,381	003002-1
Mutual Funds Muralla China — Guaranted	24,773	003000-5
Mutual Funds Potencias Consolidadas — Guaranted	35,898	338358-8
Mutual Funds Ahorro Plus I — Guaranted	785	003004-7
Mutual Funds Ahorro Estable I - Guaranted	6,826	338362-7
Mutual Funds Ahorro Estable II - Guaranted	13,030	338361-9
Mutual Funds Ahorro Estable III - Guaranted	6,000	330438-0
Total	113,079

ii.         In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions of article 30 and subsequent articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Cía. de Seguros de Crédito Continental S.A., that matures April 22, 2014, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	June	December	June
	2012	2011	2011
Guarantees:	MCh$	MCh$	MCh$
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago, Stock Exchange	16,954	15,980	32,840
Securities Exchange of the Electronic, Stock Exchange of Chile	22,730	21,731	60,192

Fixed income securities to ensure system CCLV, Securities Exchange of the Santiago, Stock Exchange	2,993	2,987	2,994
Total	42,677	40,698	96,026

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.       Contingencies and Commitments, continued:

(c)                        Guarantees granted, continued:

In conformity with the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its share of the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raúl Perry Pefaur, and on its share in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chartis Chile — Compañía de Seguros Generales S.A. that expires January 2, 2013, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$ 10,000,000.

(d)                       Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	June	December	June
	2012	2011	2011
	MCh$	MCh$	MCh$

Credit lines	23,034	20,679	22,466
Bank guarantees	12,295	12,520	10,571
Guarantees and surety bonds	2,101	1,526	758
Letters of credit	415	523	2,940
Other commitments	48	86	57
Total	37,893	35,334	36,792

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.       Equity:

(a)   Capital

i.                         Authorized, subscribed and paid shares:

As of June 30, 2012, the paid-in capital of Banco de Chile is represented by 88,037,813,511 registered shares (86,942,514,973 in 2011), with no par value, fully paid and distributed.

(ii)  Shares:

(ii.1)            On March 17, 2011, the extraordinary shareholders meeting approved the capitalization of 30% of the distributable net income obtained during the fiscal year ending as of December 31, 2010 by an amount of Ch$67,217 millions through the issuance of of 1,005,766,185 shares.

(ii.2)            On April 15, 2011, the transformation of the shares series “Banco de Chile-S” into ordinary shares “Banco de Chile” has been duly registered in the respective Securities Register as agreed upon the Extraordinary Shareholders Meeting held on June 17, 2011.

Accordingly, the shares in which the capital of the Bank is divided are registered in the Securities Register of the Superintendence of Banks and Financial Institutions and have the name “Banco de Chile”.

(ii.3)            On June 5, 2012, Banco de Chile informs the capitalization of 30% of the distributable net income obtained during the fiscal year ending the 31st of December, 2011, through the issuance of fully paid-in shares, of no par value, agreed in the Extraordinary Shareholders Meeting held on the 22th of March, 2012, which are informed an essential information:

In the said Extraordinary Shareholders Meeting, it was agreed to increase the Bank´s capital in the amount of $73,910,745,344 through the issuance of 1,095,298,538 fully paid-in shares, of no par value, payable under the distributable net income for the year 2011 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The issuance of fully in paid shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with N°4/2012, on June 4, 2012.

The Board of Directors of Banco de Chile, at the meeting N°2,754, dated May 24, 2012, set June 28, 2012, as the date for issuance and distribution of the fully paid in shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.       Equity, continued:

(a)  Capital, continued

(ii) Shares, continued:

(ii.4)              The following table shows the share movements from December 31, 2010 to June 30, 2012:

	Ordinary shares	Ordinary S Series shares	Total shares

As of December 31, 2010	73,834,890,472	8,716,808,951	82,551,699,423

Capitalization of retained earnings	1,005,766,185	—	1,005,766,185
Transformation of the shares series “Banco de Chile-S” into ordinary shares “Banco de Chile”	8,716,808,951	(8,716,808,951)	—
Fully paid the share capital increase	2,861,391,655	—	2,861,391,655
Total shares subscribed and fully paid	86,418,857,263	—	86,418,857,263
Shares subscribed and not paid	165,708,132	—	165,708,132
Shares issued and not subscribed	357,949,578	—	357,949,578
As of June 30, 2011	86,942,514,973	—	86,942,514,973

As of December 31, 2011	86,942,514,973	—	86,942,514,973
Capitalization of retained earnings	1,095,298,538	—	1,095,298,538
As of June 30, 2012	88,037,813,511	—	88,037,813,511

(ii.5)              During the capital increase process as of June 30, 2011, the Bank subscribed and fully paid shares by 2,861,391,655, being, at that dated, an amount net of cost associated with the issuance of Ch$176,742 millions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.       Equity, continued:

(b)                                 Distributable income:

For purposes of Law No. 19,396 (in particular Articles 24, 25 and 28 of such law) and the Central Bank Contract, Banco de Chile’s distributable net income will be determined by subtracting or adding to net income the correction of the value of the paid-in capital and reserves according to the variation of the Consumer Price Index between November of the fiscal year prior to the one in which the calculation is made and November of the fiscal year in which the calculation is made.  The difference between net income and distributable net income shall be registered in a reserve account since the first day of the fiscal year following the date when the calculation is made.  This reserve account cannot be distributed or capitalized.  Provisional article four shall be in force until the obligation of Law No. 19,396 owed by Sociedad Matriz del Banco de Chile S.A., directly or through its subsidiary SAOS has been fully paid.  The distributable income for the period 2012 ascend to Ch$205,415 millions (Ch$201,054 millions in 2011).

The above described agreement was subject to the consideration of the Council of the Central Bank of Chile, and such entity approved, in ordinary meeting that took place on December 3, 2009.

As stated, the retention of income for the year 2011 made in March 2012 amounted to $ 58,092 millions ($ 32,096 millions of income for the year 2010 held in March 2011).

(c)                                  Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 22, 2012 the Bank’s shareholders agreed to distribute and pay dividend N° 200 amounting to Ch$2.984740 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2011.

At the Ordinary Shareholders’ Meeting held on March 17, 2011 the Bank’s shareholders agreed to distribute and pay dividend N° 199 amounting to Ch$2.937587 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2010.

(d)                                 Provision for minimum dividends:

The Board of Directors established a minimum dividend distribution policy, where the Bank has to record a provision of 70% of net income as.  Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$143,791 (MCh$140,738 in 2011) against “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.       Equity, continued:

(e)   Earnings per share:

i.                               Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period.

ii.                            Diluted earnings per share:

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

The following table shows the income and share data used in the calculation of EPS:

	June	June
	2012	2011
Basic earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	228,125	230,910
Weighted average number of ordinary shares	86,960,569,344	84,236,204,274
Dividend per shares (in Chilean pesos)	2.62	2.74

Diluted earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	228,125	230,910
Weighted average number of ordinary shares	86,960,569,344	84,236,204,274
Assumed conversion of convertible debt	—	—
Adjusted number of shares	86,960,569,344	84,236,204,274
Diluted earnings per share (in Chilean pesos)	2.62	2.74

As of June 30, 2012 and 2011, the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

(f)                         Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity.

The fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.       Interest Revenue and Expenses:

(a)                                 On the financial statement closing date, the composition of income from interest and adjustments, not including income from hedge accounting, is as follows:

	June 2012				June 2011
	Interest	Adjustment	Prepaid fees	Total	Interest	Adjustment	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	335,230	57,069	1,086	393,385	261,662	69,179	2,720	333,561
Consumer loans	249,448	621	3,202	253,271	202,350	824	2,960	206,134
Residential mortgage loans	81,452	55,308	1,931	138,691	65,217	61,353	2,247	128,817
Financial investment	29,628	10,683	—	40,311	22,087	10,926	—	33,013
Repurchase agreements	1,323	—	—	1,323	2,862	484	—	3,346
Loans and advances to banks	5,700	—	—	5,700	4,641	—	—	4,641
Other interest revenue	64	1,037	—	1,101	51	1,271	—	1,322
Total	702,845	124,718	6,219	833,782	558,870	144,037	7,927	710,834

The amount of interest revenue recognized on a received basis for impaired portfolio as of June 30, 2012 was Ch$4,086 million (Ch$4,115 million in 2011).

(b)                       At the each period end, the detail of income from suspended interest is as follows:

	June 2012			June 2011
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	6,322	2,123	8,445	4,759	2,435	7,194
Residential mortgage loans	1,465	896	2,361	1,774	887	2,661
Consumer loans	159	—	159	221	—	221
Total	7,946	3,019	10,965	6,754	3,322	10,076

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                    Interest Revenue and Expenses, continued:

(c)                        At the each period end, interest and adjustment expenses (not including hedge gain) are detailed as follows:

	June 2012			June 2011
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	210,427	35,227	245,654	137,921	42,684	180,605
Debt issued	50,453	34,037	84,490	36,899	33,403	70,302
Other financial obligations	1,075	611	1,686	1,136	817	1,953
Repurchase agreements	7,806	27	7,833	4,472	—	4,472
Borrowings from financial institutions	13,050	1	13,051	10,333	(4)	10,329
Demand deposits	39	2,515	2,554	28	2,969	2,997
Other interest expenses	13	78	91	—	458	458
Total	282,863	72,496	355,359	190,789	80,327	271,116

(d)                       As of June 30, 2012 and 2011, the Bank uses interest rate swaps to hedge its position on the fair value of corporate bonds and commercial loans through micro-hedging.

	June 2012			June 2011
	Income	Expenses	Total	Income	Expenses	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from accounting hedges	1,628	1,109	2,737	505	—	505
Loss from accounting hedges	(7,900)	—	(7,900)	(8,555)	—	(8,555)
Net gain on hedged items	1,803	—	1,803	4,267	—	4,267
Total	(4,469)	1,109	(3,360)	(3,783)	—	(3,783)

(e)                        At the each period end, the summary of interest and expenses is as follows:

	June	June
	2012	2011
	MCh$	MCh$

Interest revenue	833,782	710,834
Interest expenses	(355,359)	(271,116)
Subtotal	478,423	439,718

Income accounting hedges (net)	(3,360)	(3,783)

Total interest revenue and expenses, net	475,063	435,935

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.          Income and Expenses from Fees and Commissions:

At the each period end, the income and expenses for fees and commissions shown in the Consolidated Statements of Comprehensive Income refer to the following items:

	June	June
	2012	2011
	MCh$	MCh$
Income from fees and commission
Card services	50,066	44,340
Collections and payments	29,297	24,305
Investments in mutual funds and other	29,040	34,493
Trading and securities management	14,227	22,631
Lines of credit and overdrafts	11,437	11,446
Fees for insurance transactions	8,537	11,625
Portfolio management	8,135	8,797
Use of distribution channel	7,744	8,763
Guarantees and letters of credit	6,877	6,358
Use Banchile’s brand	6,156	5,231
Financial advisory services	1,785	969
Other fees earned	10,632	8,988
Total income from fees and commissions	183,933	187,946

Expenses from fees and commissions
Fees for credit card transactions	(19,867)	(17,247)
Sales force fees	(4,602)	(3,591)
Fees for collections and payments	(3,243)	(3,368)
Fees for securities transactions	(2,026)	(1,922)
Sale of mutual fund units	(1,597)	(1,801)
Other fees	(1,026)	(510)
Total expenses from fees and commissions	(32,361)	(28,439)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.          Net Financial Operating Income:

The gain (losses) from trading and brokerage activities is detailed as follows:

	June	June
	2012	2011
	MCh$	MCh$

Financial assets held-for-trading	9,901	8,135
Derivative instruments	(3,063)	3,879
Sale of available-for-sale instruments	2,560	245
Sale of loan portfolios	—	—
Net income on other transactions	1,939	(207)
Total	11,337	12,052

31.          Foreign Exchange Transactions, net:

Net foreign exchange transactions are detailed as follows:

	June	June
	2012	2011
	MCh$	MCh$

Translation difference, net	19,735	9,625
Indexed foreign currency, net	(4,822)	(131)
Gain (loss) from accounting hedges	657	—
Total	15,570	9,494

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.            Provisions for Loan Losses:

The movement during the six-month period ended June 2012 and 2011 is the following:

	Loans and		Loans to customers
	advances to banks		Commercial loans		Mortgage loans		Consumer loans		Total		Contingent loans		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	(261)	(166)	(6,775)	(2,682)	—	—	—	—	(6,775)	(2,682)	(2,385)	(6,842)	(9,421)	(9,690)
Group provisions	—	—	(21,116)	(20,997)	(2,942)	(614)	(83,884)	(54,028)	(107,942)	(75,639)	(174)	—	(108,116)	(75,639)

Provisions established, net	(261)	(166)	(27,891)	(23,679)	(2,942)	(614)	(83,884)	(54,028)	(114,717)	(78,321)	(2,559)	(6,842)	(117,537)	(85,329)

Provisions released:
Individual provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Group provisions	—	—	—	—	—	—	—	—	—	—	—	164	—	164

Provisions released, net	—	—	—	—	—	—	—	—	—	—	—	164	—	164

Provision, net	(261)	(166)	(27,891)	(23,679)	(2,942)	(614)	(83,884)	(54,028)	(114,717)	(78,321)	(2,559)	(6,678)	(117,537)	(85,165)

Additional provision	—	—	—	428	—	—	—	—	—	428	—	—	—	428

Recovery of written-off assets	—	—	6,744	5,672	972	495	12,586	15,350	20,302	21,517	—	—	20,302	21,517

Provisions, net allowances for credit risk	(261)	(166)	(21,147)	(17,579)	(1,970)	(119)	(71,298)	(38,678)	(94,415)	(56,376)	(2,559)	(6,678)	(97,235)	(63,220)

According to the Administration, the provisions constituted by credit risk, cover all the possible losses that could arise from the non-recovery of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.            Personnel Expenses:

At the each period end, personnel expenses are detailed as follows:

	June	June
	2012	2011
	MCh$	MCh$

Remuneration	89,052	82,578
Bonuses	35,703	34,677
Lunch and health benefits	11,249	9,666
Staff severance indemnities	4,940	2,100
Training expenses	839	707
Other personnel expenses	10,620	9,440
Total	152,403	139,168

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.            Administrative Expenses:

At the each period end, administrative expenses are detailed as follows:

	June	June
	2012	2011
	MCh$	MCh$

General administrative expenses
IT and communications	23,544	22,112
Maintenance and repair of property and equipment	14,894	12,819
Office rental	9,523	8,619
Securities and valuables transport services	4,674	4,251
Rent ATM area	3,744	3,012
Office supplies	3,056	3,206
External advisory services	2,995	3,532
Lighting, heating and other utilities	2,570	2,930
Representation and transferring of personnel	1,716	1,931
Legal and notary	1,640	1,508
P.O box, mail and postage	1,341	1,552
Insurance premiums	1,280	1,172
Donations	771	804
Equipment rental	606	592
Fees for professional services	357	265
Other general administrative expenses	5,086	3,318
Subtotal	77,797	71,623

Outsources services
Credit pre-evaluation services	8,289	12,071
Data processing	3,918	3,327
Other	5,871	4,079
Subtotal	18,078	19,477

Board expenses
Board remunerations	996	1,020
Other board expenses	186	187
Subtotal	1,182	1,207

Marketing expenses
Advertising	13,164	13,862
Subtotal	13,164	13,862

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	3,137	2,599
Real estate contributions	1,462	1,100
Patents	669	623
Other taxes	341	473
Subtotal	5,609	4,795
Total	115,830	110,964

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.            Depreciation, Amortization and Impairment:

(a)          At the each period end, the amounts charged to income for depreciation and amortization are detailed as follows:

	June	June
	2012	2011
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note 16a)	10,271	10,348
Amortization of intangibles assets (Note 15b)	5,253	5,049
Total	15,524	15,397

(b)         As of June 30, 2012 and 2011, the composition of impairment expenses is the following:

	June	June
	2012	2011
	MCh$	MCh$

Impairment
Impairment of Financial Instruments (Note 13)	—	—
Impairment of Properties and Equipment (Note 16a)	130	3
Impairment of Intangible Assets (Note 15b)	—	—
Total	130	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.            Other Operating Income:

At the each period end, the Bank and its subsidiaries present the following under other operating income:

	June	June
	2012	2011
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	3,966	2,723
Other income	2	101
Subtotal	3,968	2,824

Release of provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	—	51
Subtotal	—	51

Other income
Rental Income	2,930	2,750
Recovery from external branches	1,277	935
Expense recovery	553	1,027
Foreign advisory services Corredora de Bolsa	502	817
Other tax adjustments	253	803
Gain on sale of property and equipment	100	1,279
Fiduciary and trustee commissions	95	40
Income from sale of leased assets	68	933
Monthly prepaid taxes revaluation	41	303
Income from external branches	35	31
Refund charged-off of property and equipment	19	764
Others	525	660
Subtotal	6,398	10,342

Total	10,366	13,217

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.            Other Operating Expenses:

At the each period end, the Bank and its subsidiaries incurred the following other operating expenses:

	June	June
	2012	2011
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Provisions for assets received in lieu of payment	60	6
Charge-off assets received in lieu of payment	1,052	1,855
Expenses to maintain assets received in lieu of payment	263	281
Subtotal	1,375	2,142

Provisions for contingencies
Country risk provisions	474	2,070
Other provisions for contingencies	6,087	443
Subtotal	6,561	2,513

Other expenses
Cobranding	11,333	8,442
Other provisions	3,600	22,480
Write-offs for operating risks	1,409	1,675
Card administration	1,204	1,318
Operating expenses and charge-off leasing assets	577	243
Write-offs and provisions for fraud	481	317
Mortgage life insurance	134	129
Contributions to government organizations	123	91
Civil judgments	107	122
Others	1,057	554
Subtotal	20,025	35,371

Total	27,961	40,026

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.            Related Party Transactions:

The related parties of companies and their subsidiaries include entities of the company’s corporate group; corporations which are the company’s parent company, associated companies, subsidiaries, associates; directors, managers, administrators, main executives or receivers of the company on their own behalf or in representation of persons other than the company, and their respective spouses or family members up to the second degree of consanguinity or affinity, as well as any entity directly or indirectly controlled through any of them, the partnerships or companies in which the aforementioned persons are owners, directly or through other individuals or corporations, of 10% or more of their capital or directors, managers, administrators or main executives; any person that on their own or with others with whom they have a joint action agreement can designate at least one member of the company’s management or controls 10% or more of the capital or of the voting capital, if dealing with a public corporation; those that establish the company’s bylaws, or with a sound basis identify the directors’ committee; and those who have held the position of director, manager, administrator, main executive or receiver within the last eighteen months.

Article 147 of the Companies Act, states that a public corporation can only enter into transactions with related parties when the objective is to contribute to the company’s interests, when terms of price, terms and conditions are commensurate to those prevailing in the market at the time of their approval and comply with the requirements and procedures stated in the same standard.

Moreover, article 84 of the General Banking Law establishes limits for loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(a)                        Loans to related parties:

The following table details loans and accounts receivable, contingent loans and assets related to trading and investment securities, corresponding to related entities.

	Production Companies (*)			Investment Companies (**)			Individuals (***)			Total
	June	December	June	June	December	June	June	December	June	June	December	June
	2012	2011	2011	2012	2011	2011	2012	2011	2011	2012	2011	2011
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Loans and accounts receivable:
Commercial loans	236,322	209,764	106,786	38,664	81,798	72,707	563	575	586	275,549	292,137	180,079
Residential mortgage loans	—	—	—	—	—	—	14,500	13,919	11,634	14,500	13,919	11,634
Consumer loans	—	—	—	—	—	—	3,587	3,387	2,754	3,587	3,387	2,754
Gross loans	236,322	209,764	106,786	38,664	81,798	72,707	18,650	17,881	14,974	293,636	309,443	194,467
Provision for loan losses	(992)	(602)	(457)	(120)	(295)	(291)	(99)	(68)	(69)	(1,211)	(965)	(817)
Net loans	235,330	209,162	106,329	38,544	81,503	72,416	18,551	17,813	14,905	292,425	308,478	193,650

Off balance sheet accounts:
Guarantees	17,239	18,670	18,643	—	—	—	—	—	—	17,239	18,670	18,643
Letters of credits	527	158	616	—	—	—	—	—	—	527	158	616
Banks guarantees	21,617	21,313	13,096	1,156	2,038	139	—	—	—	22,773	23,351	13,235
Immediately available credit lines	36,706	32,406	37,634	1,732	1,451	2,000	9,805	9,393	8,570	48,243	43,250	48,204
Total off balance sheet account	76,089	72,547	69,989	2,888	3,489	2,139	9,805	9,393	8,570	88,782	85,429	80,698
Provision for contingencies loans	(112)	(95)	(56)	(1)	(2)	—	—	—	—	(113)	(97)	(56)
Off balance sheet account, net	75,977	72,452	69,933	2,887	3,487	2,139	9,805	9,393	8,570	88,669	85,332	80,642

Amount covered by Collateral
Mortgage	31,013	27,958	27,880	55	55	55	15,463	15,431	15,082	46,531	43,444	43,017
Warrant	—	—	—	—	—	—	—	—	—	—	—	—
Pledge	13	—	—	—	—	—	7	7	7	20	7	7
Others (****)	2,842	2,855	2,679	17,300	17,300	17,300	10	10	10	20,152	20,165	19,989
Total collateral	33,868	30,813	30,559	17,355	17,355	17,355	15,480	15,448	15,099	66,703	63,616	63,013

Acquired Instruments
For trading purposes	5,147	2,154	—	—	—	—	—	—	—	5,147	2,154	—
For investment purposes	—	—	—	—	—	—	—	—	—	—	—	—
Total acquired instruments	5,147	2,154	—	—	—	—	—	—	—	5,147	2,154	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(a)                       Loans with related parties, continued:

(*)	Production companies are legal entities which comply with the following conditions:

	i)	They engage in productive activities and generate a separable flow of income

	ii)	Less than 50% of their assets are trading securities or investments

(**)	Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

(***)

Individuals include key members of the management, who directly or indirectly posses the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(****)	These guarantees correspond mainly to shares and other financial guarantees.

(b)                       Other assets and liabilities with related parties:

	June	December	June
	2012	2011	2011
	MCh$	MCh$	MCh$
Assets
Cash and due from banks	34,759	97,390	94,729
Derivative instruments	108,393	116,010	130,794
Other assets	4,383	2,665	2,554
Total	147,535	216,065	228,077

Liabilities
Demand deposits	86,204	69,287	55,798
Savings accounts and time deposits	485,548	531,448	550,806
Derivative instruments	90,208	100,238	107,118
Borrowings from financial institutions	210,969	194,059	172,393
Debt issued	44,059	—	—
Other liabilities	8,573	7,969	5,980
Total	925,561	903,001	892,095

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(c)                        Income and expenses from related party transactions (*):

	June		June
	2012		2011
	Income	Expense	Income	Expense
Type of income or expense recognized	MCh$	MCh$	MCh$	MCh$

Interest and revenue expenses	8,547	7,812	7,224	12,647
Fees and commission income	21,753	14,595	32,028	13,817
Financial operating	113,597	99,254	288,485	252,168
Net foreign exchange transactions	—	—	—	—
Released or established of provision for credit risk	—	248	294	—
Operating expenses	—	35,549	—	38,809
Other income and expenses	401	11	449	49
Total	144,298	157,469	328,480	317,490

(*)

This detail does not constitute an Income Statement for related party transactions since assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and does not correspond to exact transactions.

(d)                       Related party contracts:

There are not any contract entered during the period 2012 and 2011 which does not represent a customary transaction within the Bank’s line of business with general customers and which accounts for amounts greater than UF 1,000.

(e)                        Payments to key management personnel:

	June	June
	2012	2011
	MCh$	MCh$

Remunerations	1,962	1,694
Short-term benefits	3,871	2,820
Contract termination indemnity	260	—
Stock–based benefits	—	—
Total	6,093	4,514

Composition of key personnel:

	N° of executives
	June	June
Position	2012	2011
CEO	1	1
Deputy general manager	1	—
CEOs of subsidiaries	8	8
Division Managers	15	14
Total	25	23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(f)                                    Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	2012		2011		2012	2011	2012	2011	2012	2011	2012	2011
Name of Directors	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	178	(*)	172	(*)	20	22	140	138	—	—	338	332
Andrónico Luksic Craig	73		70		3	6	—	—	—	—	76	76
Jorge Awad Mehech	24		23		10	15	52	49	—	—	86	87
Gonzalo Menéndez Duque	25		23		8	14	59	58	—	—	92	95
Jaime Estévez Valencia	25		23		11	14	45	38	—	—	81	75
Rodrigo Manubens Moltedo	24		23		11	14	23	22	—	—	58	59
Thomas Fürst Freiwirth	24		23		8	12	17	16	—	—	49	51
Francisco Pérez Mackenna	24		23		8	10	24	20	—	—	56	53
Guillermo Luksic Craig	25		23		2	4	—	—	—	—	27	27
Jorge Ergas Heymann	24		12		8	6	22	15	—	—	54	33
Felipe Joannon Vergara	—		10		—	7	—	11	—	—	—	28
Jacob Ergas Ergas	—		10		—	5	5	13	—	—	5	28
Juan Andrés Fontaine Talavera	—		—		—	—	—	—	—	—	—	—
Otros directores de filiales	—		—		—	—	83	79	—	43	83	122
Total	446		435		89	129	470	459	—	43	1,005	1,066

(1)	Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of MCh$9 (MCh$4 in 2011).

(*)	Includes a provision of MCh$104 (MCh$101 in 2011) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$133 (MCh$121 in 2011).

Travel and other related expenses amount to MCh$44 (MCh$20 in 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.            Fair Value of Financial Assets and Liabilities:

(a)                         Financial instruments measured at fair value

The Bank and its subsidiaries determine the fair value of financial instruments by taking into account:

1.              The price of the financial instruments observed in the market, whether derived from observations or using modeling.

2.              The credit risk presented by the issuer of a debt instrument.

3.              The liquidity conditions and depth of the respective markets.

4.              Whether the position is an asset or liability to the Bank (in the case of derivatives, if the future cash flow is received or paid).

Based on an analysis of these factors, the Bank classifies the financial instruments in its portfolio into one of six levels:

Level 1:	Observable prices in active markets for the specific type of instrument or transaction to be measured.

Level 2:

Valuation techniques based on observable factors. This category includes instruments valued using: Quoted prices for similar instruments, either in active or less active markets. Other valuation techniques when all significant inputs are directly or indirectly observable based on market data.

Level 3:

Valuation techniques that use significant unobservable factors. This category includes all instruments where the valuation technique includes factors that are not based on observable data and the unobservable factors can have a significant effect on the valuation of the instrument. This category contains instruments that are valued based on quoted prices for similar instruments that require adjustments or significant unobservable assumptions to reflect the differences between them.

Valuation of Financial Instruments

The Bank’s accounting policy for measuring fair value is discussed in Note 2(e) of the last annual Consolidated Financial Statements.

The Bank has established a control framework for measuring fair values. This framework includes a Product Control Function, which is independent from key management and reports directly to the Financial Control Manager. The product control area is generally responsible for independently verifying the results of trading and investment transactions as well as all fair value measurements. These controls include: verifying factors to determine observable prices and valuation models used; a review and approval process for new models and changes to models affecting the product control (result) and the Bank’s Market Risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

Derivatives

With the exception of currency futures, for which prices are directly observable on active market and, therefore, are classified as Level 1, the Bank classifies derivative instruments as Level 2.

Within Level 2, valuations are performed using simple net present value calculations for all instruments without options. Options are valued using well-known, widely accepted valuation models.

The most frequently applied valuation techniques include forward pricing and swap models using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange rates and interest rate curves.

Others Financial Instruments

Debt instruments are valued using the internal rate of return, used to discount all cash flows of the respective instrument. The valuation calculations for debt instruments built into the Bank’s systems are those used by the Santiago Stock Exchange or Bloomberg, as appropriate.

Part of the portfolio of available-for-sale financial instruments, which are instruments that are not actively quoted, is valued using valuation techniques for which there are no relevant observable data from active markets and, therefore, they are classified as Level 3. These assets are valued based on the prices of assets with similar characteristics, taking into account the market, currency, type of instrument, liquidity, duration, issuer risk and cash flow structure, among other factors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

The following tables detail the classification, by level, of financial instruments measured at fair value:

	Level 1		Level 2		Level 3		Total
	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading from the Chilean Government and Central Bank	79,334	115,039	3,205	3,260	—	—	82,539	118,299
Other instruments issued in Chile	147	2,366	235,885	214,495	337	1,514	236,369	218,375
Instruments issued abroad	—	3	—	—	—	—	—	3
Mutual fund investments	52,037	27,784	—	—	—	—	52,037	27,784
Subtotal	131,518	145,192	239,090	217,755	337	1,514	370,945	364,461
Derivative contracts for trading purposes
Forwards	—	—	95,408	78,135	—	—	95,408	78,135
Swaps	—	—	247,670	306,325	—	—	247,670	306,325
Call Options	—	—	745	608	—	—	745	608
Put Options	—	—	152	12	—	—	152	12
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	343,975	385,080	—	—	343,975	385,080
Hedge accounting derivative contracts
Swaps	—	—	—	353	—	—	—	353
Subtotal	—	—	—	353	—	—	—	353
Financial assets available-for-sale from the Chilean Government and Central Bank	—	—	561,694	398,285	—	—	561,694	398,285
Other instruments issued in Chile	—	—	514,482	472,153	312,447	213,824	826,929	685,977
Instruments issued abroad	26,619	9,883	—	—	98,071	106,205	124,690	116,088
Subtotal	26,619	9,883	1,076,176	870,438	410,518	320,029	1,513,313	1,200,350
Total	158,137	155,075	1,659,241	1,473,626	410,855	321,543	2,228,233	1,950,244

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	101,000	109,955	—	—	101,000	109,955
Swaps	—	—	267,019	276,201	—	—	267,019	276,201
Call Options	—	—	310	561	—	—	310	561
Put Options	—	—	328	484	—	—	328	484
Futures	—	—	—	—	—	—	—	—
Other	—	—	21	21	—	—	21	21
Subtotal	—	—	368,678	387,222	—	—	368,678	387,222
Hedge derivative contracts
Swaps	—	—	39,555	15,989	—	—	39,555	15,989
Subtotal	—	—	39,555	15,989	—	—	39,555	15,989
Total	—	—	408,233	403,211	—	—	408,233	403,211

There were no transfers between level 1 and 2 for the period ended June 30, 2012 and 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(b)                        Level 3 Reconciliation:

The following tables show the reconciliation between the beginning and ending balances of instruments classified as Level 3, whose fair value is reflected in the financial statements.

	As of June 30, 2012
	Balance as of January 1, 2012	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Reclassifications	Transfer between Lever 1 and 2	Balance as of June 30, 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	585	118	—	(366)	—	—	337
Instruments issued abroad	—	—	—	—	—	—	—
Subtotal	585	118	—	(366)	—	—	337
Available for Sale Instruments
Other instruments issued in Chile	321,378	2,940	(2,523)	(9,348)	—	—	312,447
Instruments issued abroad	105,391	(405)	11,288	(18,203)	—	—	98,071
Subtotal	426,769	2,535	8,765	(27,551)	—	—	410,518

Total	427,354	2,653	8,765	(27,917)	—	—	410,855

	As of June 30, 2011
	Balance as of January 1, 2011	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Reclassifications (*)	Transfer between Lever 1 and 2	Balance as of June 30, 2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	1,740	42	—	(268)	—	—	1,514
Instruments issued abroad	—	—	—	—	—	—	—
Subtotal	1,740	42	—	(268)	—	—	1,514
Available for Sale Instruments
Other instruments issued in Chile	230,480	1,111	692	(34,096)	15,637	—	213,824
Instruments issued abroad	76,104	5,582	(1,185)	41,341	(15,637)	—	106,205
Subtotal	306,584	6,693	(493)	7,245	—	—	320,029

Total	308,324	6,735	(493)	6,977	—	—	321,543

(*) See note 13.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(c)                        Sensitivity of instruments classified as Level 3 to changes in key assumptions of models.

The following tables show the sensitivity, by type of instrument, of instruments classified as Level 3 to changes in key valuation assumptions:

	As of June 30, 2012		As of June 30, 2011
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	337	(2)	1,514	(2)
Total	337	(2)	1,514	(2)
Financial assets available-for-Sale
Other instruments issued in Chile	312,447	65	213,824	(3,511)
Instruments issued abroad	98,071	(637)	106,205	(1,299)
Total	410,518	(572)	320,029	(4,810)

In order to determine the sensitivity of the level 3 fair value measurements to changes in the relevant input factors the Bank has carried out an alternative fair value calculation, from the rates provided by Treasury, shifting the unobservable valuation parameters. The reasonability of these shifts has been assured by using data from specialized external data providers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(d)                        Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior.  The estimated fair value is as follows:

	Book Value		Fair Value
	June	June	June	June
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	768,328	1,133,971	768,328	1,133,971
Transactions in the course of collection	484,773	516,476	484,773	516,476
Receivables from repurchase agreements and security borrowing	41,027	94,694	41,027	94,694
Subtotal	1,294,128	1,745,141	1,294,128	1,745,141
Loans and advances to banks
Domestic banks	49,706	63,404	49,706	63,404
Central Bank of Chile	100	657	100	657
Foreign banks	281,374	327,115	281,374	327,115
Subtotal	331,180	391,176	331,180	391,176
Loans to customers, net
Commercial loans	11,558,924	10,068,955	11,578,650	10,060,358
Residential mortgage loans	3,924,658	3,228,577	3,961,059	3,206,382
Consumer loans	2,486,976	2,187,967	2,489,074	2,187,079
Subtotal	17,970,558	15,485,499	18,028,783	15,453,819
Total	19,595,866	17,621,816	19,654,091	17,590,136

Liabilities
Current accounts and other demand deposits	5,094,930	4,781,492	5,094,930	4,781,492
Transactions in the course of payment	267,312	316,704	267,312	316,704
Payables from repurchase agreements and security lending	290,208	273,370	290,208	273,370
Savings accounts and time deposits	9,341,168	8,450,305	9,327,993	8,423,699
Borrowings from financial institutions	1,435,215	1,674,490	1,432,849	1,673,987
Other financial obligations	153,503	163,830	153,503	163,830
Subtotal	16,582,336	15,660,191	16,566,795	15,633,082
Debt Issued
Letters of credit for residential purposes	96,132	120,310	103,765	121,648
Letters of credit for general purposes	37,456	54,333	40,430	54,937
Bonds	2,163,260	995,504	2,127,196	949,933
Subordinate bonds	735,351	742,723	714,422	703,961
Subtotal	3,032,199	1,912,870	2,985,813	1,830,479
Total	19,614,535	17,573,061	19,552,608	17,463,561

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(d)                        Other assets and liabilities, continued:

The fair value of assets not presented at that value in the Statement of Financial Position is derived from estimated cash flows the Bank expects to receive, discounted using the relevant market interest rate for each type of transaction.  The fair value of liabilities without market quotes is based on discounted cash flows using the interest rate for similar maturity terms.

For financial assets and liabilities that have a short term maturity (less than six months) it is assumed that the carrying amounts approximate their fair value. This assumption is also applied to demand deposits and savings accounts without specific maturity.

The Bank did not incur any “day 1” profits or losses during the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.            Maturity of Assets and Liabilities:

The table below shows details of loans and other financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of June 30, 2012 and 2011, respectively.  Trading and available for sale instruments are included at their fair value:

	As of June 30, 2012
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	768,328	—	—	—	—	—	768,328
Transactions in the course of collection	484,773	—	—	—	—	—	484,773
Financial Assets held-for-trading	370,945	—	—	—	—	—	370,945
Receivables from repurchase agreements and security borrowing	3,684	2,137	35,206	—	—	—	41,027
Derivative instruments	37,728	33,129	68,180	86,635	50,355	67,948	343,975
Loans and advances to banks (**)	86,904	54,447	181,064	10,032	—	—	332,447
Loans to customers (*) (**)	1,703,845	2,024,878	3,243,780	3,882,552	2,115,308	4,448,177	17,418,540
Financial assets available-for-sale	521,491	205,285	128,380	300,506	134,152	223,499	1,513,313
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	3,977,698	2,319,876	3,656,610	4,279,725	2,299,815	4,739,624	21,273,348

	As of June 30, 2011
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,133,971	—	—	—	—	—	1,133,971
Transactions in the course of collection	516,476	—	—	—	—	—	516,476
Financial Assets held-for-trading	364,461	—	—	—	—	—	364,461
Receivables from repurchase agreements and security borrowing	12,671	12,050	69,973	—	—	—	94,694
Derivative instruments	25,394	36,343	101,089	123,742	57,472	41,393	385,433
Loans and advances to banks (**)	125,300	29,341	181,483	55,828	—	—	391,952
Loans to customers (*) (**)	1,257,647	1,605,629	3,090,610	3,260,441	1,977,871	3,723,090	14,915,288
Financial assets available-for-sale	502,768	102,234	243,894	93,277	130,088	128,089	1,200,350
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	3,938,688	1,785,597	3,687,049	3,533,288	2,165,431	3,892,572	19,002,625

(*)

This only includes loans that are current as of period end. Therefore, it excludes past due loans amounting to MCh$960,138 (MCh$960,288 in 2011) of which MCh$469,341 (MCh$640,291 in 2011) were less than 30 days past due.

(**)

The respective provisions, which amount to MCh$408,120 (MCh$390,077 in 2011) for loans to customers and MCh$1,267 (MCh$776 in 2011) for borrowings from financial institutions, have not been deducted from these balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.          Maturity of Assets and Liabilities, continued:

	As of June 30, 2012
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	5,094,930	—	—	—	—	—	5,094,930
Transactions in the course of payment	267,312	—	—	—	—	—	267,312
Payables from repurchase agreements and security lending	284,105	5,989	114	—	—	—	290,208
Savings accounts and time deposits (***)	3,736,628	2,941,954	2,237,951	241,851	74	35	9,158,493
Derivative instruments	35,810	36,998	73,545	92,108	61,409	108,363	408,233
Borrowings from financial institutions	208,715	321,103	745,855	115,735	43,807	—	1,435,215
Debt issued:
Mortgage bonds	5,876	6,882	17,682	40,719	26,445	35,984	133,588
Bonds	57,708	197,166	7,971	300,939	519,794	1,079,682	2,163,260
Subordinate bonds	1,069	2,181	39,221	46,821	157,535	488,524	735,351
Other financial obligations	94,619	1,060	5,125	11,744	7,796	33,159	153,503
Total liabilities	9,786,772	3,513,333	3,127,464	849,917	816,860	1,745,747	19,840,093

	As of June 30, 2011
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	4,781,492	—	—	—	—	—	4,781,492
Transactions in the course of payment	316,704	—	—	—	—	—	316,704
Payables from repurchase agreements and security lending	259,550	13,820	—	—	—	—	273,370
Savings accounts and time deposits (***)	3,550,341	2,425,645	1,901,789	389,758	270	24	8,267,827
Derivative instruments	36,722	39,275	80,219	122,747	52,033	72,215	403,211
Borrowings from financial institutions	171,062	208,950	992,112	255,239	47,127	—	1,674,490
Debt issued:
Mortgage bonds	7,041	7,782	21,132	48,923	36,393	53,372	174,643
Bonds	3,139	108,611	7,398	203,409	167,276	505,671	995,504
Subordinate bonds	2,436	1,967	44,111	47,202	151,501	495,506	742,723
Other financial obligations	100,835	961	5,065	12,220	8,912	35,837	163,830
Total liabilities	9,229,322	2,807,011	3,051,826	1,079,498	463,512	1,162,625	17,793,794

(***)      Excluding term saving accounts, which amount to MCh$182,675 (MCh$182,478 in 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                     Subsequent Events:

On July 9, 2012, according to article 19 of the Chilean General Banking Act, the Superintendency of Banks and Financial Institutions imposed a fine of CLP 40,000,000 (Chilean pesos) to Banco de Chile, in connection with the forwarding and delivering service by electronic mail corresponding to June 2012 current account statements.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the consolidated financial statements of the Bank and its subsidiaries between June 30, 2012 and the date of issuance of these consolidated financial statements.

Héctor Hernández G. General Accounting Manager	Arturo Tagle Q. Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2012

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q. CEO